ROYAL BANK REPORTS THIRD QUARTER 2004 RESULTS

Royal Bank of Canada announces implementation of a dividend reinvestment plan

TORONTO, August 27, 2004 – Royal Bank of Canada (RY: TSX, NYSE) announced the implementation of a dividend reinvestment plan (the “Plan”) for its registered common shareholders.

The Plan will provide the bank’s registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares of the Bank.

The first dividend to be eligible for the Plan will be paid November 24, 2004, to shareholders of record on October 26, 2004. Enrolment forms for the Plan must be received by our Plan Agent, Computershare Investor Services Inc., no later than October 19, 2004.

Except as otherwise noted, the financial information in this document is in Canadian dollars and is based on U.S. generally accepted accounting principles (GAAP) financial statements. Capital ratios are based on Canadian GAAP financial information.

Highlights of third quarter 2004 results compared with a year earlier:

•	Net income of $768 million, down 1% from $776 million

•	Diluted earnings per share (EPS) of $1.15, up 1% from $1.14

•	Return on equity (ROE) of 16.8%, down 60 basis points from 17.4%

•	Total revenues up $103 million or 2%

•	Non-interest expense up $139 million or 5%

•	Provision for credit losses of $125 million versus $167 million

•	Tier 1 capital ratio of 9.1%, down 50 basis points

TORONTO, August 27, 2004 – Royal Bank of Canada (RY on TSX & NYSE) announced net income of $768 million for its third quarter ended July 31, 2004, down $8 million or 1% from a year ago. Diluted EPS were $1.15, up $.01 or 1%. ROE was 16.8% compared to 17.4% a year ago.

Commenting on the results, Gordon M. Nixon, President & CEO, said, “Our performance this quarter reflected continued strong asset quality, solid growth in loans and deposits and higher

     Table of contents

01	Royal Bank announces
01	Quarterly highlights
02	President & Chief Executive Officer’s message
03	Performance compared to objectives
03	About Royal Bank of Canada
04	Management’s discussion & analysis
04	Overview
05	Results by geographic segment
05	Results by business segment
09	Financial priority: Revenue growth and diversification
10	Financial priority: Cost control
10	Financial priority: Strong credit quality
11	Financial priority: Balance sheet and capital management
12	Risk management
13	Caution regarding forward-looking statements
13	Business highlights
15	Financial highlights – U.S. GAAP
16	Financial statements – U.S. GAAP
25	Financial highlights – Canadian GAAP
26	Financial statements – Canadian GAAP
37	Shareholder information

Clients of RBC Financial Group shown above appeared in our 2003 Annual Report.

revenues from insurance and mutual funds, but also reflected continued spread compression on deposits and higher benefit costs.”

     Under Canadian GAAP, third quarter net income was $746 million, down $37 million or 5% from a year ago, and diluted EPS were $1.12, down $.04 or 3%.

     Total revenues were up $103 million or 2% from a year ago. Revenues benefited from the acquisition this quarter of the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), strong growth in loans and deposits, and higher revenues from mutual funds and from Global Services, which together more than offset the impact of deposit spread compression.

     Non-interest expense increased $139 million or 5% from last year’s third quarter, largely reflecting higher benefit costs, increased occupancy costs and the acquisition of Unum Provident.

     The provision for credit losses was $125 million, down from $167 million in the third quarter of 2003, due to fewer new problem loans and the reversal of specific allowances, reflecting the favourable resolution of a number of earlier problem loans.

     Compared to the second quarter of 2004, net income was down $6 million or 1%, and diluted EPS were down $.01 or 1%, as lower capital markets-related revenues (trading, brokerage commissions, underwriting and other advisory fees and investment management and custodial fees) and lower mortgage banking revenues more than offset the benefits of higher insurance revenues and loan and deposit volumes as well as a lower provision for credit losses.

     Nine-month net income was $2,335 million, up $103 million or 5% from the first nine months of 2003, and nine-month diluted EPS were $3.49, up $.26 or 8%, despite a $43 million or $.07 per share decline in the translated value of U.S. dollar-denominated earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in earnings reflected a lower provision for credit losses and lower income taxes as well as higher revenues, which together more than offset higher expenses that included the Cooperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank) settlement costs in the first quarter.

     At July 31, 2004, the Tier 1 capital ratio was 9.1% and the Total capital ratio was 12.7%, compared to 9.6% and 12.7%, respectively, one year ago, and well above our medium-term goals of 8–8.5% and 11–12%, respectively.

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE

Our performance this quarter was marked by continued strong asset quality, solid growth in loans and deposits and higher revenues from insurance and mutual funds, but also reflected continued spread compression on deposits and higher benefit costs.

Performance review

Third quarter net income was $768 million and diluted EPS were $1.15, down 1% and up 1%, respectively, from a year ago.

     As shown on page 3, our performance during the first nine months compared to our objectives for the year was strong in the areas of ROE, portfolio quality and capital ratios. We posted an ROE of 17.6%, within the target range, an allocated specific provision for credit losses ratio much better than the target range for this year and capital ratios above our medium-term goals. However, revenue and expense growth rates missed our targets. Revenue growth of 2% in the first nine months reflected a stronger Canadian dollar which reduced revenues by over $400 million or 3%. The 8% expense increase for the year to date, which occurred despite a reduction in expenses due to the stronger Canadian dollar, largely reflected higher variable compensation costs due to greater capital markets-related revenues, higher benefit costs and costs of the Rabobank settlement in the first quarter.

     Our dividend payout ratio during the first nine months of the year was 42%, within our goal of 40–50%. However, our share price growth and valuation did not meet our objectives.

Retail businesses

RBC Banking experienced strong growth in loans and deposits in the third quarter. Residential mortgages in Canada were up 11% over a year ago and we maintained our number one position in this business in the country. Personal loan and credit card volumes were up 12% and 14%, respectively, reflecting continued success of our secured Royal credit line product, improved retention and growth through new card offerings. RBC Centura in the U.S. also experienced loan and deposit growth of 11% and 8%, respectively.

However, RBC Banking’s continued spread compression on deposits and higher benefit and other compensation costs, combined with lower mortgage origination volumes and margins at RBC Mortgage contributed to a 6% decline in RBC Banking’s earnings over last year’s third quarter. While earnings in the U.S. were down from a year ago, they improved significantly over last quarter. We are determined to further improve our U.S. Banking results.

     RBC Investments’ Canadian mutual fund assets grew by 17% over a year ago and assets in the Canadian and U.S. full-service brokerage businesses rose by 11% and 12%, respectively. Earnings in the third quarter were unchanged from a year ago as expenses grew as quickly as revenues.

     RBC Insurance has launched a number of new products and services that are generating encouraging results, including an innovative product in Canada that allows for the use of an insurance policy as collateral for a loan. Third quarter earnings were up 32% from a year ago, reflecting the May 1, 2004 acquisition of Unum Provident, together with stronger contributions from the home & auto and reinsurance businesses. Unum Provident has resulted in RBC Insurance becoming the number one provider of individual living benefits products in Canada. Living benefits, which generally include critical illness, long-term care and disability insurance, is the fastest growing segment of the insurance business. This acquisition also builds on our presence in the group long-term disability market and significantly expands our distribution network.

Institutional businesses

RBC Capital Markets benefited from a strong improvement in its proprietary structured products, including global equity derivatives, alternative assets and credit products. In addition, substantial progress was made during the quarter in developing a stronger middle-market client focus in North America. Offshore, the recently formed Pacific Group benefited from a variety of successful business development activities.

Third Quarter 2004 Report – Royal Bank of Canada   02

     RBC Global Services continues to grow its custody and cash management businesses successfully. Earnings were up 22% over a year ago as revenues grew much more than costs.

     We remain committed to retaining our leadership in most businesses in Canada, improving the performance of our U.S. operations and selectively growing outside North America.

Gordon M. Nixon
President & Chief Executive Officer

PERFORMANCE COMPARED TO OBJECTIVES

	2004 objectives	Nine-month performance
1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of S&P/TSX	3rd quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index (1)
• Share price/earnings:	1st quartile of S&P/TSX	2nd quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index (2)

Share price growth:	Above S&P/TSX Composite Banks Index	Below S&P/TSX Composite Banks Index

2. Earnings growth
Grow diluted EPS by:	10–15%	8%

3. Return on common equity(ROE)
Achieve an ROE of:	17–19%	17.6%

4. Revenue growth
Achieve revenue growth of:	5–8%	2%

5. Expense growth
Expense versus revenue:	Expense growth less than revenue growth	Expense growth 8%, revenue growth 2%

6. Portfolio quality
Achieve a ratio of allocated specific provisions for
credit losses to average loans, acceptances
and reverse repurchase agreements:	.35–.45%	.23%

7. Capital management
Capital ratios (3):	Maintain strong capital ratios	9.1% Tier 1 capital ratio
		12.7% Total capital ratio
		versus medium-term goals of
		8–8.5% and 11–12%, respectively

8. Dividend payout ratio (4):	40–50% (5)	42%

(1)	Computed by us on July 31, 2004, based on book values at April 30, 2004.

(2)	Computed by us on July 31, 2004, based on analysts’ average diluted EPS estimates for 2004.

(3)	Calculated based on guidelines issued by the Superintendent of Financial Institutions Canada (OSFI).

(4)	Common dividends as a percentage of net income after preferred dividends.

(5)	Raised from 35–45% at the end of the first quarter of 2004.

Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 16–23. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial information, is provided on pages 26–34.

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

Third Quarter 2004 Report – Royal Bank of Canada    03

MANAGEMENT’S DISCUSSION & ANALYSIS

This discussion & analysis of our financial condition and results of operations is provided to enable a reader to assess material changes in financial condition and results of operations for the three-month and nine-month periods ended July 31, 2004, compared to the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. It is based on financial information prepared in accordance with U.S. generally accepted accounting principles (GAAP) and has been prepared in accordance with Item 303 of Regulation S-K under the Securities Exchange Act of 1934. Except as noted in the supplemental discussions on pages 5, 7 and 8, this discussion & analysis would not contain material differences if based on financial information prepared in accordance with Canadian GAAP. Capital ratios are computed based on Canadian GAAP information.

Overview

Our third quarter results were impacted by a number of factors. Revenues were negatively influenced by low interest rates and competitive pricing pressures, which continue to compress deposit spreads, and by the appreciation of the Canadian dollar relative to the U.S. dollar compared to a year ago, albeit to a lesser extent than in previous quarters. However, we continued to deliver solid loan and deposit growth as the result of ongoing marketing initiatives and product and service launches. On the expense side, we experienced higher benefit costs (largely relating to pension and post-retirement benefits due to the amortization of prior years’ actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities). Since the first quarter of 2004, however, pension and post-retirement costs have been largely unchanged and are expected to remain at a similar level in the fourth quarter. Further improvement in the credit environment and successful collection efforts resulted in lower nonaccrual loans and a lower provision for credit losses in the quarter.

Summary data

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except per share data and percentage amounts)	Increase (decrease)			2004	2003
Total revenues		$103	2%	$4,405	$4,302
Non-interest expense		$139	5%	$2,720	$2,581
Provision for (recovery of) credit losses
Allocated specific provision for credit losses		$(42)	(25)%	$125	$167
General provision for credit losses		—	—	—	—
Earnings per share (EPS) – diluted		$.01	1%	$1.15	$1.14
Net income		$(8)	(1)%	$768	$776
Return on equity (ROE)	(60	)bp		16.8%	17.4%
Business segment net income:
RBC Banking		$(24)	(6)%	$390	$414
RBC Investments		—	—	$113	$113
RBC Insurance		$18	32%	$75	$57
RBC Capital Markets		$18	12%	$165	$147
RBC Global Services		$11	22%	$60	$49
Other		(31)	n.m.	$(35)	$(4)

n.m. – not meaningful

Net income was $768 million, down $8 million or 1% from a year ago. Diluted earnings per share (EPS) were $1.15, up $.01 or 1%. Return on equity (ROE) was 16.8% compared to 17.4% a year ago.

     A reduction in the average number of common shares used in the EPS calculation added $.03 to diluted EPS. This was as a result of repurchases exceeding issuances by 10 million shares in the past year and a deduction from common shares of Treasury stock as discussed on page 11.

     A 2% appreciation of the Canadian dollar relative to the U.S. dollar (to an average of US$.745 from an average of US$.728 in the third quarter of 2003) reduced the translated value of U.S. dollar-denominated net income by approximately $3 million, revenues by $35 million and non-interest expense by $25 million. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago.

     Total revenues were up $103 million or 2% from a year ago. Revenues benefited from the acquisition this quarter of the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), strong growth in loans and deposits, and higher revenues from mutual funds and from Global Services, which more than offset the impact of deposit spread compression.

     Non-interest expense increased $139 million or 5% from last year’s third quarter, largely reflecting higher benefit costs, increased occupancy costs and the acquisition of Unum Provident.

     The provision for credit losses was $125 million, down from $167 million in the third quarter of 2003, due to fewer new problem loans and the reversal of specific allowances, reflecting the favourable resolution of a number of earlier problem loans.

     Compared to the second quarter of 2004, net income was down $6 million or 1%, and diluted EPS were down $.01 or 1%, as lower capital markets-related revenues (trading, brokerage

Third Quarter 2004 Report – Royal Bank of Canada   04

commissions, underwriting and other advisory fees and investment management and custodial fees) and lower mortgage banking revenues more than offset the benefits of higher insurance revenues and loan and deposit volumes as well as a lower provision for credit losses.

     Nine-month net income was $2,335 million, up $103 million or 5% from the first nine months of 2003, and nine-month diluted EPS were $3.49, up $.26 or 8%, despite a $43 million or $.07 per share decline in the translated value of U.S. dollar-denominated earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in earnings reflected a lower provision for credit losses and lower income taxes as well as higher revenues, which together more than offset higher expenses that included the Cooperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank) settlement costs in the first quarter.

     At July 31, 2004, the Tier 1 capital ratio was 9.1% and the Total capital ratio was 12.7%, compared to 9.6% and 12.7%, respectively, one year ago, and well above our medium-term goals of 8–8.5% and 11–12%, respectively.

Supplemental discussion – Canadian GAAP

Third quarter net income was $746 million, down $37 million or 5% from a year ago, and diluted EPS were $1.12, down $.04 or 3%.

     Nine-month net income was $2,299 million, up $40 million or 2% from the first nine months of 2003, and nine-month diluted earnings per share were $3.45, up $.17 or 5%.

Results by geographic segment

As shown in the table on pages 22 and 23 (page 32 for Canadian GAAP), third quarter net income from Canadian operations was $534 million, up $17 million or 3% from a year ago as higher revenues, a lower provision for credit losses and lower income taxes more than offset higher non-interest expenses.

     Net income from U.S. operations was $78 million, down $13 million from a year ago, largely reflecting lower mortgage origination volumes.

     Other international net income was $156 million, down $12 million, reflecting lower equity derivatives trading revenues and costs relating to the relocation of RBC Capital Markets’ London office.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are shown on page 23 (page 32 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2003 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect other measures such as business segment ROE.

     Average common equity attributed to RBC Banking and RBC Capital Markets was lower than a year ago. These decreases were largely the result of lower credit risk, partially offset by an increase in equity attributed to RBC Capital Markets for higher market risk. Average common equity attributed to RBC Investments was higher than a year ago due mainly to an increase in equity attributed for market risk and to the acquisition of William R. Hough & Co. on February 27, 2004. Average common equity attributed to RBC Insurance was higher, largely due to the acquisition of Unum Provident on May 1, 2004.

RBC Banking

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues		$(27)	(1)%	$1,933	$1,960
Non-interest expense		$57	5%	$1,220	$1,163
Provision for credit losses		$(7)	(5)%	$128	$135
Net income		$(24)	(6)%	$390	$414
ROE	(80	)bp		21.8%	22.6%
Average common equity		$(200)	(3)%	$7,050	$7,250

Net income from RBC Banking declined $24 million or 6% from a year ago. Earnings in Canada decreased $3 million or 1%, as modest revenue growth, lower provisions for credit losses and the impact of a lower effective income tax rate were more than offset by expense growth. The U.S. operations recorded net income of $17 million for the quarter compared to earnings of $41 million a year ago. RBC Mortgage had a decline in origination volumes and margins, as well as a revenue deferral of $9 million pre-tax from

Third Quarter 2004 Report – Royal Bank of Canada    05

implementation of SEC Staff Accounting Bulletin No. 105, which requires deferral of revenues on mortgage servicing rights. Mortgage origination volumes declined from an exceptionally high level a year ago when low interest rates drove a mortgage refinance boom.

     Revenues decreased $27 million or 1% from last year, including an $8 million reduction due to the stronger Canadian dollar. Revenues in Canada rose $8 million, as strong growth in loan and deposit balances and higher fee income were largely offset by spread compression on deposits. Revenues in the U.S. were down $37 million or 12% from a year ago due to the factors affecting RBC Mortgage noted above. However, RBC Centura’s revenues improved 1% (3% on a U.S. dollar basis) with strong loan and deposit growth largely offset by lower returns in its investment portfolio (primarily as proceeds of maturing instruments were re-invested in higher-quality lower-yielding instruments in prior periods.)

     Non-interest expense increased $57 million or 5% from a year ago. In Canada, expenses grew $50 million or 6% largely reflecting higher benefit and other compensation costs, while U.S. expenses increased $8 million or 3%.

     ROE declined to 21.8% from 22.6% a year ago, due to lower earnings this quarter, which more than offset the effect of lower average common equity attributed to RBC Banking.

     U.S. net income of $17 million improved from a net loss of $17 million in the second quarter of 2004, which had included an $18 million net loss relating to certain mortgage loans that are believed to have been fraudulently originated. RBC Centura’s revenue increased $32 million over last quarter, reflecting net interest income growth in loans and deposits, and securities gains this quarter. However, revenues at RBC Mortgage declined by $21 million, reflecting lower margins and the previously mentioned $9 million impact of SEC Staff Accounting Bulletin No. 105. This was despite a 6% increase in mortgage origination volumes over the second quarter of this year.

     Nine-month net income was $1,163 million, down $12 million or 1% from the same period a year ago. Earnings in Canada increased $126 million as a result of strong loan and deposit growth, a $49 million after-tax reversal of the general allowance in the first quarter of this year and lower income taxes, partially offset by a narrower net interest margin and higher compensation costs. Earnings in the U.S. declined $134 million, reflecting lower returns in RBC Centura’s investment portfolio and lower earnings at RBC Mortgage.

RBC Investments

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$21		2%	$925	$904
Non-interest expense	$22		3%	$755	$733
Net income	—		—	$113	$113
ROE	(70	)bp		16.0%	16.7%
Average common equity	$100		4%	$2,750	$2,650

Net income was unchanged from a year ago, as higher revenues were offset by higher non-interest expenses.

     Net income from U.S. operations was $31 million, also unchanged from a year ago.

     RBC Investments’ total revenues increased by $21 million or 2% from a year ago, despite a $12 million reduction due to the stronger Canadian dollar. The increase was due to higher revenues from Canadian mutual fund assets which increased by $6.0 billion or 17% to $41.0 billion at July 31, 2004, growth in brokerage fee based assets and associated revenues as well as strong fixed income revenue in the U.S., partly offset by a decline in commission-based trading volumes in our brokerage businesses. Canadian mutual fund assets were favourably affected by net sales of $3 billion and capital appreciation of $3 billion. Client assets in the Canadian full-service brokerage business were up 11% to $111 billion, and in the U.S. brokerage business were up 12% to US$107 billion.

     Non-interest expense growth of $22 million largely reflected increased human resource costs (including variable compensation related to revenue generation and benefit costs), partly offset by a $4 million decline in retention compensation costs. The stronger Canadian dollar reduced non-interest expense by $10 million.

     ROE decreased to 16.0% from 16.7% a year ago due to higher average common equity attributed to this segment, as discussed on page 5.

     Nine-month net income increased by 37% from the same period a year ago to $393 million, due to stronger performance in the U.S. and Canadian brokerage businesses and the Canadian asset management operations. Net income from U.S. operations was up $41 million (US$33 million) to $94 million (US$71 million), largely due to strong performance in the U.S. brokerage and fixed income businesses.

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RBC Insurance

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Net earned premiums	$102		27%	$474	$372
Investment income	$8		8%	112	$104
Fee income	$17		59%	46	$29

Total revenues – Insurance premiums, investment and fee income	$127		25%	$632	$505

Policyholder benefits and claims	$80		29%	$360	$280
Policy acquisition expense	$7		13%	62	$55

Insurance policyholder benefits, claims and acquisition expense	$87		26%	$422	$335

Non-interest expense	$11		9%	$128	$117
Net income	$18		32%	$75	$57
ROE	90	bp		25.3%	24.4%
Premiums & deposits	$178		32%	$734	$556
Average common equity	$250		28%	$1,150	$900

Net income was up $18 million or 32% from a year ago, reflecting a $13 million earnings contribution from the May 1, 2004 acquisition of Unum Provident, together with stronger contributions from the home & auto and reinsurance businesses. U.S. operations contributed $4 million (US$3 million) to net income compared to nil a year ago. As of August 1, 2004 the acquired business of Unum Provident (which consists predominantly of living benefits products for individuals and groups) has been integrated with the existing Canadian life business, and its results will not be separately disclosed in the future.

     The 2003 results included a significant block of reinsurance business that was not renewed in 2004. This block of business contributed $41 million to total revenue, $39 million to policyholder benefits, claims and acquisition expenses and $2 million to net income in the third quarter of 2003.

     Insurance premiums, investment and fee income was up $127 million or 25% from a year ago, reflecting $144 million of revenue from Unum Provident, and growth in predominantly the home & auto and reinsurance businesses, which more than offset the effect of the above-mentioned non-renewed block of reinsurance business. Similarly,policyholder benefits, claims and acquisition expense increased $87 million or 26% from a year ago, reflecting $112 million of such expense from Unum Provident and expenses a year ago relating to the non-renewed block of reinsurance business.

     Non-interest expense increased $11 million or 9% from a year ago when $8 million of integration costs associated with the acquisition of Business Men’s Assurance Company of America (BMA) was recorded. The increase reflects $14 million of expenses from Unum Provident and higher volumes in the home & auto business.

     ROE increased to 25.3% from 24.4% a year ago due to higher earnings. The increase occurred despite an increase in average common equity attributed to this segment for the reasons discussed on page 5.

     Nine-month net income was $201 million, up $34 million or 20% from the same period a year ago due to stronger contribution from the home & auto and reinsurance businesses as well as the acquisition of Unum Provident.

Supplemental discussion – Canadian GAAP

Net income was $75 million, up $19 million or 34% from a year ago, primarily due to the contribution from Unum Provident, continued growth from the reinsurance business and stronger contributions from the home & auto and U.S. divisions.

     Total revenue was $792 million, up $197 million or 33% from a year ago, reflecting $144 million of revenue from Unum Provident and growth from the acquisition of BMA.

     Policyholder benefits, claims and acquisition expense was $575 million, up $151 million or 36% from a year ago, reflecting $112 million from the addition of Unum Provident.

     Under Canadian GAAP, universal life and annuity product sales are recorded as revenue with a corresponding increase in policyholder, benefits and claims.

     Nine-month net income was $189 million, up $31 million or 20% from the same period a year ago, for the reasons noted above.

RBC Capital Markets

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues		$(7)	(1)%	$681	$688
Non-interest expense		$43	10%	$463	$420
Provision for credit losses		$(36)	(92)%	$3	$39
Net income		$18	12%	$165	$147
ROE	210	bp		18.0%	15.9%
Average common equity		$(50)	(1)%	$3,600	$3,650

Net income increased by $18 million or 12% from a year ago. U.S. operations recorded net income of $38 million compared to $19 million a year ago, due to higher revenues in equity derivatives trading, alternative assets and structured credit businesses (including securitization and debt asset management), lower variable compensation costs and growth in businesses with lower effective tax rates.

Third Quarter 2004 Report – Royal Bank of Canada    07

     Total revenues decreased by $7 million or 1% due to a stronger Canadian dollar. Revenues declined in the investment banking and equity sales and trading businesses as a result of lower equity underwriting revenues and lower trading revenues offset by revenues relating to Variable Interest Entities (VIEs) (primarily certain multi-seller conduits) which required consolidation under FIN 46R effective the first quarter of this year.

     The provision for credit losses decreased by $36 million, primarily due to better credit conditions and higher recoveries of credit losses.

     Non-interest expense increased by $43 million or 10% from a year ago, largely due to expenses of VIEs (primarily certain multiseller conduits) which required consolidation under FIN 46R and costs relating to the relocation of RBC Capital Markets’ London office. The stronger Canadian dollar reduced expenses by $4 million.

     The consolidation of VIEs added $13 million to revenues and $15 million to non-interest expense, with the net impact of $2 million attributable to minority interest.

     ROE increased to 18.0% from 15.9% a year ago, reflecting higher earnings and a $50 million reduction in average common equity attributed to this segment for the reasons described on page 5.

     Nine-month net income was $494 million, up $134 million or 37% from the same period a year ago, despite a $74 million reduction in net income in the first quarter of this year as a result of the settlement of the Rabobank dispute. The earnings increase reflected good performance in investment banking and related activities, including debt and equity underwriting, in the first half of this year and a decline in the provision for credit losses.

Supplemental discussion – Canadian GAAP

Net income was $145 million, up $3 million from a year ago.

     Revenues were $637 million, down $49 million.

     Non-interest expense was $448 million, up $28 million.

     The differences in results reported under the two GAAPs were largely due to the impacts of AcG13 (which does not permit separate recognition of certain embedded derivatives at fair value) and the consolidation of VIEs (primarily certain multi-seller conduits) which require consolidation under FIN 46R, as noted above, but not under Canadian GAAP.

RBC Global Services

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$21		10%	$239	$218
Non-interest expense	$8		5%	$157	$149
Provision for credit losses	–		–	–	–
Net income	$11		22%	$60	$49
ROE	610	bp		36.5%	30.4%
Average common equity	–		–	$650	$650

Net income increased $11 million or 22% over the same period last year as revenues grew significantly more than costs.

     Revenues were up $21 million or 10%, largely reflecting higher transaction volumes. Approximately half of the increase in revenues was in the custody business and the remainder in the cash management business and the merchant card processing joint venture (Moneris Solutions).

     Non-interest expense was up $8 million or 5%, reflecting higher benefit costs and additional expenses associated with increased business volumes.

     ROE increased to 36.5% from 30.4% a year ago, due to higher earnings.

     Nine-month net income was up $39 million or 29%, reflecting strong revenue growth, good cost management and a $14 million ($9 million after-tax) reversal of the general allowance for credit losses in the first quarter.

Other

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues		$(32)	n.m.	$(5)	$27
Non-interest expense		$(2)	n.m.	$(3)	$(1)
Net income		$(31)	n.m.	$(35)	$(4)
ROE	(430	)bps	n.m.	(5.1)%	(0.8)%
Average common equity		$350	15%	$2,700	$2,350

n.m. – not meaningful

The Other segment, which mainly comprises Corporate Treasury, Corporate Resources and Information Technology, recorded a net loss of $35 million in the third quarter compared to a net loss of $4 million a year ago. This quarters’ loss includes mark-to-market losses on derivatives of $13 million after-tax relating to certain economic hedges attributable to RBC Mortgage as well as costs of $9 million after-tax relating to a processing disruption. The processing disruption, which occurred during a programming update

Third Quarter 2004 Report – Royal Bank of Canada    08

to one of our computer systems, impacted our ability to promptly reflect some transactions in client account balances and affected most of our business segments.

     The nine-month net loss was $89 million. The loss largely reflects the above-mentioned third quarter items as well as those reported in the first two quarters of 2004: a $17 million after-tax charge for equity losses on certain limited partnership investments, a $16 million after-tax charge for the cumulative cost of issuing certain debt instruments, which we had previously deferred and amortized; and a consolidation adjustment of $11 million after-tax to partially offset the gain recorded by RBC Centura on the sale of its merchant acquiring card portfolio to Moneris Solutions, Inc., in light of our 50% ownership interest in the Moneris joint venture.

Financial priority: Revenue growth and diversification

Revenues

	Q3/04 vs Q3/03		For the three months ended
			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Net interest income	$73	4%	$1,717	$1,644
Non-interest income	$30	1%	$2,688	$2,658

Total revenues	$103	2%	$4,405	$4,302

Total revenues were up $103 million or 2% from a year ago. Revenues benefited from the acquisition this quarter of Unum Provident, strong growth in loans and deposits, and higher revenues from mutual funds and from Global Services, which together more than offset the impact of deposit spread compression.

     Nine-month revenues were up $254 million or 2% from the same period a year ago, despite a $405 million reduction due to the strengthening of the Canadian dollar. The increase reflected higher capital markets-related revenues other than trading (underwriting and other advisory fees, brokerage commissions, mutual fund revenues, investment management and custodial fees) and higher insurance and foreign exchange revenues, which more than offset lower trading and mortgage banking revenues.

Net interest income

Net interest income was up $73 million or 4% from a year ago, notwithstanding a $4 million decline due to the strengthening of the Canadian dollar. Trading revenues included in net interest income were up $66 million, primarily reflecting returns earned on global equity derivatives trading strategies during the quarter.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.48% from 1.62% a year ago due to spread compression on domestic deposits resulting from lower interest rates and competitive pricing pressures, as well as lower returns from RBC Centura’s investment portfolio.

     Nine-month net interest income was down $27 million from the same period a year ago, and nine-month net interest margin was 1.47%, down from 1.67% in the first nine months of 2003, reflecting the factors described above.

Non-interest income

Non-interest income was up $30 million or 1% from the third quarter of 2003, despite a $31 million reduction due to the appreciation of the Canadian dollar relative to the U.S. dollar.

     Insurance premiums, investment and fee income were up $127 million or 25% for the reasons described on page 7; other non-interest income was up $89 million or 83%, reflecting mark-to-market gains on derivatives; mutual fund revenues were up $48 million or 29%, reflecting higher net sales and appreciation in the value of mutual funds; gain(loss) on sale of securities was up $42 million, reflecting gains on securities held for investments; investment management and custodial fees were up $20 million or 7%, largely reflecting increased fees from market appreciation of equities and higher volumes.

     Trading revenues were down $188 million or 35% reflecting lower returns in the fixed income and equity businesses (although including trading revenues of $71 million in net interest income, total trading revenues were down $122 million or 23%). Mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and RBC Mortgage) were down $66 million, reflecting lower mortgage origination volumes and margins, deferral of $9 million of revenues as discussed on page 5 and a $22 million ($13 million after-tax) mark-to-market loss on derivatives recorded in the Other segment.

     Nine-month non-interest income was up $281 million or 4% from the same period a year ago, for the reasons mentioned in the nine-month revenue discussion above.

Third Quarter 2004 Report – Royal Bank of Canada    09

Financial priority: Cost control

Non-interest expense

Non-interest expense increased $139 million or 5% from last year’s third quarter, reflecting higher benefit costs (largely relating to pension and post-retirement benefits), higher occupancy costs and the acquisition of Unum Provident. The increase in pension and post-retirement benefit costs was mostly due to the amortization of prior years’ actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities. Since the first quarter of 2004, however, pension and post-retirement cost have been largely unchanged and are expected to remain at a similar level in the fourth quarter.

     The appreciation of the Canadian dollar relative to the U.S. dollar from the third quarter of 2003 reduced non-interest expense by $25 million.

     Nine-month non-interest expense was up $576 million or 8%, largely due to the reasons described above and costs associated with settling the dispute with Rabobank in the first quarter.

Financial priority: Strong credit quality

Nonaccrual loans

Nonaccrual loans were $1.4 billion at July 31, 2004, down $216 million from the end of the second quarter of 2004 and down $477 million from a year ago. As shown in the table at the top of page 24, nonaccrual business and government loans were down $177 million from last quarter. This was largely due to successful collection efforts, resulting in a number of problem accounts being repaid, restructured or sold and a general improvement in the credit environment, resulting in fewer new problem loans. As a percentage of total loans and acceptances, nonaccrual loans were .71%, compared to .83% in the second quarter and 1.07% a year ago.

Provision for (recovery of) credit losses

	For the three months ended
	July 31	April 30	July 31
(C$ millions, except percentage amounts)	2004	2004	2003
U.S. GAAP
Allocated specific provision	$125	$153	$167
Allocated general provision	18	(24)	(5)

Total allocated provision	$143	$129	$162
Unallocated (general) provision	(18)	24	5

Total provision for (recovery of) credit losses	$125	$153	$167

Ratios (U.S. GAAP basis)
Average loans, acceptances and reverse repurchase agreements	$240,071	$229,320	$216,678
Allocated specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.21%	0.27%	0.31%

Canadian GAAP
Specific provisions	$125	$149	$170

General provision
Allocated	$18	$(24)	(5)
Unallocated	(18)	24	5

Total general provision	–	–	–

Total provision for (recovery of) credit losses	$125	$149	$170

As shown in the table above, the total provision for credit losses (consisting entirely of allocated specific provisions) was $125 million in the third quarter of 2004 compared to $153 million last quarter and $167 million a year ago. The decline compared to a year ago was due to fewer new problem loans and the reversal of specific allowances reflecting the favourable resolution of a number of earlier problem loans.

     Allocated specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .21% this quarter compared to .27% in the second quarter and .31% a year ago.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $183 million or .36% of average loans and acceptances, versus $275 million or .58% in the second quarter of this year and $227 million or .52% a year ago. The decrease over a year ago was largely due to lower charge-offs experienced in the business and government portfolio.

     For the nine months to date, the allocated specific provisions for credit losses were $400 million or .23% of average loans, acceptances and reverse repurchase agreements.

     The general allowance at July 31, 2004 was $1,264 million and the allocated specific allowance was $602 million, resulting in a total allowance for credit losses of $1,866 million, down from $2,265 million a year ago. The decline was largely due to a reduction in the allocated specific allowance for business and government loans (as the result of fewer new impaired loans and the resolution of loans previously classified as impaired, through charge-offs and reversals) and the reversal of $150 million of the general allowance in the first quarter of 2004.

Third Quarter 2004 Report – Royal Bank of Canada    10

Financial priority: Balance sheet and capital management

Assets

Since January 31, 2004, we have included in our Consolidated balance sheet assets owned by certain multi-seller conduits that we administer. This inclusion is in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). As at July 31, 2004, these assets largely comprised business and government loans of $3.8 billion, personal loans of $3.1 billion and credit card loans of $.9 billion. We are currently in the process of restructuring these programs, which may result in us not having to include their assets in our balance sheet in future periods. We have excluded these assets from the following discussion, so as not to overstate growth in these loan categories over prior periods.

     Total assets were $445.7 billion at July 31, 2004, up $36.3 billion or 9% from July 31, 2003, and remained relatively unchanged from April 30, 2004.

     Compared to July 31, 2003, securities were up $14.6 billion or 13% due to an increase in trading account securities and available for sale securities, largely as a result of increased levels of business. Loans (before allowance for loan losses) were up $14.8 billion, reflecting a lower interest rate environment. Business and government loans were up $4.7 billion (after the securitization of $.2 billion of commercial mortgages during the 12 months ended July 31, 2004), largely due to growth in securities borrowing activity, while residential mortgages were up $5.0 billion (after the securitization of $4.8 billion of residential mortgages during the 12 months ended July 31, 2004), personal loans were up $4.4 billion and credit card balances were up $.7 billion (after securitization of $1.0 billion of credit card receivables during the 12 months ended July 31, 2004). Other assets were up $10.0 billion, largely driven by an increase in non-cash collateral received in connection with securities lending activities and an increase in receivables from brokers and dealers, which is due both to an increase in business activity and refinements we have made to the process utilized for the determination of trade date security information.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended July 31, 2004, reduced the translated value of U.S. dollar-denominated securities and loans by approximately $3 billion and $2 billion, respectively.

     Compared to April 30, 2004, loans (before allowance for loan losses) were up $3.4 billion. Residential mortgages were up $2.0 billion (after the securitization of $1.1 billion of residential mortgages during the quarter), personal loans were up $1.3 billion, credit card balances up $.4 billion and business and government loans were down $.3 billion (after the securitization of $.1 billion of commercial mortgages). Other assets were down $3.7 billion, largely due to a decline in derivative-related amounts. Securities were down $4.3 billion or 3%, largely due to a decrease in trading securities.

Deposits

Total deposits were $278.1 billion, up $20.4 billion or 8% from July 31, 2003 and up $6.2 billion or 2% from April 30, 2004. Interest-bearing deposits were up $15.5 billion or 7% from July 31, 2003 and up $3.9 billion or 2% from April 30, 2004, while noninterest-bearing deposits increased by $4.9 billion or 18% from July 31, 2003 and by $2.3 billion or 8% from April 30, 2004.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended July 31, 2004, reduced the translated value of U.S. dollar-denominated deposits by approximately $5 billion.

Capital

Treasury stock

Commencing the first quarter of this year, Royal Bank of Canada shares acquired and held by certain employee compensation vehicles and other subsidiaries for reasons other than cancellation (Treasury Stock) have been recognized as a reduction of shareholders’ equity, which has reduced our Tier 1 Capital.

Capital management

As outlined on pages 59 and 60 of our 2003 Annual Report, our primary capital management objective is to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled asset growth.

     Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI). At July 31, 2004, our Tier 1 capital ratio was 9.1% and Total capital ratio was 12.7%, compared to 9.6% and 12.7%, respectively, a year ago. Both ratios were above our medium-term (3–5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. The 50 basis point decline in our Tier 1 capital ratio from a year ago was primarily due to a $13 billion increase in risk-adjusted assets to $183 billion at July 31, 2004 and the deduction of treasury stock mentioned above. Our assets-to-capital multiple remains below the maximum permitted by OSFI.

Capital management activity

On June 11, 2004, and July 7, 2004, we redeemed $350 million and $175 million, respectively, of subordinated debentures.

     On June 18, 2004, we issued $600 million in subordinated debentures that qualify as Tier 2 capital of the bank for regulatory purposes.

     The third quarter saw the expiry of a normal course issuer bid (NCIB) on June 23, 2004 and the renewal of the NCIB on June 24, 2004, both on the Toronto Stock Exchange. The renewal allows for the repurchase for cancellation of up to 25 million shares over the course of one year, of which 1.7 million shares were repurchased in the third quarter. In total, we repurchased 4.6 million common shares in the quarter for $273 million at an average price of $59.68 per share. Under the NCIB that expired on June 23, 2004, we repurchased over a one-year period 14.1 million common shares in total for $854 million at an average price of $60.60 per share.

Third Quarter 2004 Report – Royal Bank of Canada    11

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at July 31, 2004, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 57, 62 and 63 of our 2003 Annual Report and have not materially changed since the 2003 Annual Report.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At July 31, 2004, our liquid assets and assets purchased under reverse repurchase agreements totalled $195 billion or 43% of total assets, up from $176 billion or 43% of total assets at July 31, 2003 and relatively unchanged from $195 billion or 42% of total assets at April 30, 2004. For the three months ended July 31, 2004, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $196 billion or 42% of total average assets, as compared to $168 billion or 42% a year ago and $191 billion or 42% last quarter. At July 31, 2004, securities and collateral of $66 billion were pledged or sold under repurchase agreements or obligations related to securities sold short. This is up from $53 billion at July 31, 2003 and up from $64 billion at April 30, 2004.

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2003 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2003 Annual Report. The market risk associated with trading activities is managed through a Value-At-Risk (VAR) methodology as well as other supplementary measures as described in the 2003 Annual Report.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended July 31, 2004, and July 31, 2003. Global VAR in the third quarter of 2004 was higher than the same period a year ago. This increase is mainly due to higher equity trading inventory arising from equity underwriting activity. The graphs below show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended July 31, 2004. During the third quarter, there were three days with net trading losses.

Trading activities (1)

	For the three months ended July 31, 2004				For the three months ended July 31, 2003
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category
Equity	$17	$20	$8	$5	$5	$11	$6	$4
Foreign exchange and commodity	2	5	2	1	2	6	2	1
Interest rate general market risk	12	14	10	8	9	12	9	7
Interest rate specific risk (2)	1	2	2	1	–	–	–	–
Global VAR (3)	$19	$25	$14	$10	$10	$14	$11	$8

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Prior to Q3/04, interest rate general market risk and specific risk were reported in aggregate as interest rate risk.

(3)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

DAILY NET TRADING REVENUE VERSUS GLOBAL TRADING VAR
(C$ millions)

HISTOGRAM OF DAILY NET TRADING REVENUE
(number of days)

Third Quarter 2004 Report – Royal Bank of Canada    12

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, including in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; judicial decisions; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the websites mentioned in this interim report does not form a part of this interim report. All references in this interim report to websites are inactive textual references and are for your information only.

Business highlights

Key third quarter 2004 developments in each of our business segments are discussed below.

RBC Banking

Electronic banking leadership: During the quarter, RBC Royal Bank became the first major Canadian bank to provide clients direct online access to digital images of paper-based transaction supporting documents such as personal and business cheques, business deposits and personal credit line transactions. This new capability allows online banking clients to view and print images of these documents, immediately eliminating long waiting times for document tracing requests. RBC first introduced online banking in 1996 and today has over 3 million online clients in Canada, a 13% increase over a year ago.

Strong commercial mortgage growth: Many business owners are taking advantage of today’s lower interest rates to acquire or refinance the facilities housing their operations. This trend has led to strong growth in commercial mortgage volumes across Canada with over $1 billion in new commercial mortgages originated in the first nine months of 2004 (through July 31, 2004).

Tailoring solutions for high-growth manufacturers: A concerted focus on tailoring solutions for specific high-growth sub-segments is well underway, one of them being high-growth manufacturers. Over the past year, RBC Royal Bank has trained and placed account manager manufacturing specialists in certain markets to focus on the unique needs of these business clients. “Top box” Client Loyalty scores (as measured by the likelihood to recommend RBC) of clients managed by these specialists are 25% higher than the overall segment.

RBC Investments

Business wins:

•	In May, RBC Global Private Banking was awarded the custodial, corporate trustee, fund accounting, record keeping, banking and management company services for the hedge fund component of the UK’s largest pension plan. The hedge fund component is scheduled to be launched on September 1, 2004 with an initial £250 million (and another £250 million within 12 months).

•	In June, RBC Dain Rauscher entered into an agreement with Wells Fargo to transition their correspondent clearing relationships to RBC Dain Rauscher Correspondent Services. This agreement is expected to add approximately 20 to 30 new correspondent relationships, resulting in a 21% increase in the total number of correspondents and RBC Dain Rauscher Correspondent Services ranking as the fifth largest clearing firm in the U.S.

Strong long-term mutual fund sales continue: RBC Asset Management ranked first in Canada in long-term mutual fund net sales among the major fund companies over the 3- and 12- month periods ended July 31, 2004. In the third quarter, long-term net

Third Quarter 2004 Report – Royal Bank of Canada     13

sales led the industry at $457 million, the strongest quarter for RBC Asset Management since 1997. Sales success continues beyond RBC Royal Bank branches, with year-to-date net sales of long-term funds in the Canadian brokerage channel (RBC Dominion Securities, RBC Action Direct and independent brokers and financial planners) more than three times the full year 2003 results. Over the 3- and 12- month periods ended July 31, 2004, RBC Asset Management’s overall net sales, including money market, ranked fifth and first, respectively.

RBC Insurance

New product launches to provide more options to satisfy insurance needs of U.S. clients.

•	RBC LevelTERM (which replaces RBC DirectTERM) has four available term periods and continues to offer extremely competitive rates for tobacco users.

•	Clarity 2+2 VA is a versatile retirement planning vehicle that combines the tax benefits of variable annuities with features designed to satisfy short- and long-term financial needs.

RBC Insurance U.S. travel insurance products added to Amadeus and Worldspan global distribution systems: RBC Insurance signed agreements with Amadeus Travel Assistance (the leading global travel distribution system and technology provider) and Worldspan (a leading provider of travel technology services to travel suppliers, travel agencies, e-commerce sites and corporations worldwide) to add its U.S. travel insurance products to their systems. Through these agreements, RBC Insurance travel insurance products and services are now available to U.S. travel agents through all major global distribution systems.

RBC Insurance chosen as the 2004 travel agents’ choice for favourite travel insurance company: In July, RBC Insurance was selected as the 2004 choice for Favourite Travel Insurance Company in the Canadian Travel Press/Travel Courier Agents’ Choice Awards. The annual program, which is promoted through the Baxter Publishing Group, surveys travel agents to provide their top picks in a variety of categories, including favourite tour operator, favourite cruise line and favourite hotel brand. This is the third year that a travel insurance category was included and RBC Insurance has won every year.

RBC Capital Markets

RBC tops Canadian underwriting league tables: At the end of July 2004, RBC Capital Markets led the equity underwriting league tables in Canada with 42 deals totalling $4.6 billion since January 1, 2004.

New business:

•	RBC closed and is acting as collateral manager for Hudson Straits Collateralized Loan Obligation 2004, Ltd., a US$435 million collateralized loan obligation. The funds will be used to invest in leveraged loans and mezzanine debt, with a focus on middle market companies in the U.S. In addition to upfront fees earned on this offering, RBC will earn ongoing fund management fees over the next 12 years.

•	RBC Capital Markets acted as the sole advisor to BreitBurn Energy Company LLC in the sale of the company to Provident Energy Trust for $139 million. This acquisition represents the first U.S. energy company to be purchased by a Canadian oil and gas income trust.

Continuing to expand electronic equity trading business: RBC’s electronic equity trading business continues to grow with a number of new and existing clients signing up in the third quarter. This brings the total number of institutional clients using this execution channel to approximately 250.

RBC Global Services

RBC Global Services launches BENCHMARK RiskManager®: Risk- Manager®, the newest addition to BENCHMARK investment analytics, is a fully interactive, web-enabled risk management tool that helps fund managers measure, model and manage investment risk in a flexible and robust manner. The BENCHMARK suite of products and services is designed to help institutional investors gain deeper insight into their portfolio performance, meet governance requirements and provide tools to manage investment and fiduciary risks.

RBC Global Services named “best sub-custodian in Canada”: With input from industry analysts, corporate executives and technology experts, Global Finance magazine selected RBC Global Services as best sub-custodian in Canada.

Third Quarter 2004 Report – Royal Bank of Canada    14

Selected financial highlights (unaudited) (1)

			As at and for the three months ended					For the nine months ended
	Change from					Change from
(C$ millions, except per share	July 31		July 31	April 30	July 31	July 31		July 31	July 31
and percentage amounts)	2003		2004	2004	2003	2003		2004	2003
Earnings
Net interest income		4%	$1,717	$1,602	$1,644		(1)%	$4,959	$4,986
Non-interest income		1	2,688	2,750	2,658		4	7,993	7,712
Total revenues		2	4,405	4,352	4,302		2	12,952	12,698
Provision for credit losses		(25)	125	153	167		(57)	250	578
Insurance policyholder benefits, claims and acquisition expense		26	422	343	335		8	1,095	1,018
Non-interest expense		5	2,720	2,729	2,581		8	8,230	7,654
Net income		(1)	768	774	776		5	2,335	2,232
Return on common equity (2)	(60	)bp	16.8%	17.3%	17.4%	100	bp	17.6%	16.6%

Balance sheet information
Loans (before allowance for loan losses)		13%	$194,271	$190,518	$171,736
Assets		11	453,419	453,216	409,404
Deposits		8	278,132	271,927	257,733
Subordinated debentures		29	8,730	8,803	6,780
Common equity		2	17,892	18,002	17,602

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	(50	)bp	9.9%	10.2%	10.4%
Tier 1 capital		(50)	9.1%	9.3%	9.6%
Total capital		–	12.7%	12.9%	12.7%
Capital ratios (U.S. basis) (4)
Common equity to risk-adjusted assets		(60)	9.8%	10.0%	10.4%
Tier 1 capital		(80)	8.1%	8.3%	8.9%
Total capital		(30)	11.8%	12.0%	12.1%

Common share information
Shares outstanding (in thousands) (5)
End of period		(1)%	649,066	653,280	658,612		(1)%	649,066	658,612
Average basic		(2)	645,074	647,737	660,810		(3)	646,917	663,808
Average diluted		(2)	654,768	658,144	668,133		(2)	657,294	671,362
Earnings per share
Basic (6)		2%	$1.17	$1.17	$1.15		9%	$3.55	$3.27
Diluted (7)		1	1.15	1.16	1.14		8	3.49	3.23
Share price
High (8)		–	$61.88	$65.64	$61.64		–	$61.88	$61.64
Low (8)		2	58.04	60.56	56.75		9	58.04	53.26
Close		4	61.50	60.95	58.90		4	61.50	58.90
Dividends per share		21	0.52	0.52	0.43		19	1.50	1.26
Book value per share – period end		4	27.81	27.78	26.73		4	27.81	26.73
Market capitalization (C$ billions)		3	39.9	39.8	38.8		3	39.9	38.8

Number of:
Employees (full-time equivalent)		2,885	63,506	60,775	60,621
Automated banking machines		(96)	4,369	4,381	4,465
Service delivery units
Canada		(1)	1,300	1,300	1,301
International		101	878	850	777

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI).

(4)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(5)	End of period shares include Treasury stock. Average basic shares exclude Treasury stock.

(6)	Restated comparatives as a result of EITF 03-6. See note 1 on page 20.

(7)	Restated comparative for the nine months ended July 31, 2003 as a result of EITF 03-6. See note 1 on page 20.

(8)	Intraday high and low share prices.

Third Quarter 2004 Report – Royal Bank of Canada    15

U.S.GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$4,984	$3,763	$2,887	$2,474

Interest-bearing deposits with banks	12,397	10,026	8,928	13,066

Securities
Trading account (pledged – $11,529; $15,395, $11,791 and $5,352)	90,795	95,613	86,719	78,000
Available for sale	37,909	37,368	35,783	36,127

	128,704	132,981	122,502	114,127

Assets purchased under reverse repurchase agreements	37,988	37,187	36,289	43,371

Loans
Residential mortgage	82,211	80,201	78,819	77,201
Personal	38,947	37,701	32,186	31,444
Credit card	7,158	6,739	4,816	5,625
Business and government	65,955	65,877	56,726	57,466

	194,271	190,518	172,547	171,736
Allowance for loan losses	(1,693)	(1,739)	(2,055)	(2,156)

	192,578	188,779	170,492	169,580

Other
Customers’ liability under acceptances	6,499	6,191	5,943	6,391
Derivative-related amounts	31,215	35,398	36,640	35,782
Premises and equipment	1,735	1,755	1,655	1,563
Goodwill	4,894	5,030	4,633	4,778
Other intangibles	570	594	580	624
Reinsurance recoverables	1,756	1,989	3,321	3,390
Separate account assets	122	154	224	317
Other assets	29,977	29,369	18,497	13,941

	76,768	80,480	71,493	66,786

	$453,419	$453,216	$412,591	$409,404

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$28,356	$26,649	$24,388	$23,507
Interest-bearing	139,683	137,258	130,135	130,421
International
Non-interest-bearing	3,190	2,640	3,183	3,148
Interest-bearing	106,903	105,380	102,812	100,657

	278,132	271,927	260,518	257,733

Other
Acceptances	6,499	6,191	5,943	6,391
Obligations related to securities sold short	25,061	25,576	22,743	20,238
Obligations related to assets sold under repurchase agreements	23,738	25,726	23,735	24,589
Derivative-related amounts	33,446	38,244	38,427	36,367
Insurance claims and policy benefit liabilities	9,331	7,612	8,630	8,840
Separate account liabilities	122	154	224	317
Other liabilities	48,086	48,583	26,199	28,271

	146,283	152,086	125,901	125,013

Subordinated debentures	8,730	8,803	6,581	6,780

Non-controlling interest in subsidiaries	1,569	1,585	1,474	1,454

Shareholders’ equity
Preferred stock	813	813	813	822
Common stock (shares issued – 649,065,551; 653,279,901; 656,021,122 and 658,611,652)	7,002	7,037	6,999	7,001
Additional paid-in capital	227	198	88	86
Retained earnings	12,424	12,227	11,591	11,278
Treasury stock (5,659,821 and 5,182,558 shares)	(338)	(310)	–	–
Accumulated other comprehensive income (loss)	(1,423)	(1,150)	(1,374)	(763)

	18,705	18,815	18,117	18,424

	$453,419	$453,216	$412,591	$409,404

Third Quarter 2004 Report – Royal Bank of Canada     16

U.S.GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share amounts)	2004	2004	2003	2004	2003
Interest income
Loans	$2,520	$2,375	$2,545	$7,328	$7,591
Trading account securities	658	626	513	1,888	1,591
Available for sale securities	179	188	193	548	640
Assets purchased under reverse repurchase agreements	115	126	230	386	620
Deposits with banks	71	41	48	158	147

	3,543	3,356	3,529	10,308	10,589

Interest expense
Deposits	1,300	1,239	1,391	3,832	4,163
Other liabilities	416	410	400	1,199	1,157
Subordinated debentures	110	105	94	318	283

	1,826	1,754	1,885	5,349	5,603

Net interest income	1,717	1,602	1,644	4,959	4,986

Non-interest income
Insurance premiums, investment and fee income	632	516	505	1,646	1,497
Trading revenues	345	411	533	1,198	1,547
Securities brokerage commissions	262	320	277	906	766
Investment management and custodial fees	298	323	278	924	837
Deposit and payment service charges	257	269	270	783	810
Mutual fund revenues	216	214	168	632	498
Underwriting and other advisory fees	213	266	224	687	532
Foreign exchange revenue, other than trading	72	112	75	257	204
Card service revenues	87	72	82	231	218
Securitization revenues	23	56	29	142	104
Credit fees	59	55	58	164	184
Mortgage banking revenues	(3)	46	63	45	192
Gain (loss) on sale of available for sale securities	31	18	(11)	56	6
Other	196	72	107	322	317

	2,688	2,750	2,658	7,993	7,712

Total revenues	4,405	4,352	4,302	12,952	12,698

Provision for credit losses	125	153	167	250	578

Insurance policyholder benefits, claims and acquisition expense	422	343	335	1,095	1,018

Non-interest expense
Human resources	1,703	1,723	1,621	5,094	4,810
Equipment	220	214	204	641	614
Occupancy	205	187	191	571	554
Communications	174	177	174	501	532
Professional fees	121	124	112	342	327
Outsourced item processing	74	79	69	222	219
Amortization of other intangibles	16	21	16	53	55
Other	207	204	194	806	543

	2,720	2,729	2,581	8,230	7,654

Net income before income taxes	1,138	1,127	1,219	3,377	3,448
Income taxes	342	328	413	959	1,127

Net income before non-controlling interest	796	799	806	2,418	2,321
Non-controlling interest in net income of subsidiaries	28	25	30	83	89

Net income	$768	$774	$776	$2,335	$2,232

Preferred dividends	12	11	12	34	57

Net income available to common shareholders	$756	$763	$764	$2,301	$2,175

Average number of common shares (in thousands)	645,074	647,737	660,810	646,917	663,808
Earnings per share (in dollars) (1)	$1.17	$1.17	$1.15	$3.55	$3.27
Average number of diluted common shares (in thousands)	654,768	658,144	668,133	657,294	671,362
Diluted earnings per share (in dollars) (2)	$1.15	$1.16	$1.14	$3.49	$3.23

Dividends per share (in dollars)	$0.52	$0.52	$0.43	$1.50	$1.26

(1)	Restated comparatives as a result of EITF 03-6. See note 1 on page 20.

(2)	Restated comparative for the nine months ended July 31, 2003 as a result of EITF 03-6. See note 1 on page 20.

Third Quarter 2004 Report – Royal Bank of Canada    17

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$813	$813	$1,472	$813	$1,515
Redeemed for cancellation	–	–	(634)	–	(634)
Translation adjustment on stock denominated in foreign currency	–	–	(16)	–	(59)

Balance at end of period	813	813	822	813	822

Common stock
Balance at beginning of period	7,037	7,035	7,012	6,999	6,963
Issued	14	42	42	108	154
Purchased for cancellation	(49)	(40)	(53)	(105)	(116)

Balance at end of period	7,002	7,037	7,001	7,002	7,001

Additional paid-in capital
Balance at beginning of period	198	177	78	88	76
Renounced stock appreciation rights, net of related income taxes	1	–	7	2	4
Stock-based compensation awards	16	26	1	54	6
Reclassified amounts	–	–	–	34	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	–	–	–	42	–
Other	12	(5)	–	7	–

Balance at end of period	227	198	86	227	86

Retained earnings
Balance at beginning of period	12,227	11,997	11,053	11,591	10,473
Net income	768	774	776	2,335	2,232
Preferred stock dividends	(12)	(11)	(12)	(34)	(57)
Common stock dividends	(336)	(336)	(284)	(970)	(836)
Premium paid on common stock purchased for cancellation	(223)	(197)	(243)	(498)	(522)
Issuance costs, net of related income taxes	–	–	(12)	–	(12)

Balance at end of period	12,424	12,227	11,278	12,424	11,278

Treasury stock
Balance at beginning of period	(310)	(473)	–	–	–
Reclassified amounts	–	–	–	(304)	–
Net sales (purchases)	(28)	163	–	8	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	–	–	–	(42)	–

Balance at end of period	(338)	(310)	–	(338)	–

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	60	155	74	60	74
Unrealized foreign currency translation gains and losses, net of hedging activities	(838)	(570)	(473)	(838)	(473)
Gains and losses on derivatives designated as cash flow hedges	(142)	(232)	(71)	(142)	(71)
Additional pension obligation	(503)	(503)	(293)	(503)	(293)

Balance at end of period	(1,423)	(1,150)	(763)	(1,423)	(763)

Shareholders’ equity at end of period	$18,705	$18,815	$18,424	$18,705	$18,424

Comprehensive income, net of related income taxes
Net income	$768	$774	$776	$2,335	$2,232
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	(95)	(82)	(140)	(53)	(128)
Change in unrealized foreign currency translation gains and losses	(582)	623	(234)	306	(1,174)
Impact of hedging unrealized foreign currency translation gains and losses	314	(344)	131	(251)	755
Change in gains and losses on derivatives designated as cash flow hedges	65	10	(11)	(78)	(5)
Reclassification to earnings of gains and losses on cash flow hedges	25	9	22	40	61
Additional pension obligation	–	–	–	(13)	–

Total comprehensive income	$495	$990	$544	$2,286	$1,741

Third Quarter 2004 Report – Royal Bank of Canada   18

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$768	$774	$776	$2,335	$2,232
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	125	153	167	250	578
Depreciation	99	89	94	283	284
Amortization of other intangibles	16	21	16	53	55
Writedown of deferred issuances costs	–	–	–	25	–
Gain on sale of premises and equipment	(9)	(31)	(5)	(45)	(13)
Loss (gain) on loan securitizations	6	(16)	(19)	(20)	(25)
Writedown of investments	–	–	–	24	–
(Gain) loss on sale of available for sale securities	(31)	(18)	11	(56)	(6)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(487)	377	1,756	(1,505)	1,708
Net change in accrued interest receivable and payable	98	(100)	17	(123)	102
Current income taxes	380	(138)	(2)	(1,134)	257
Deferred income taxes	(36)	4	54	(80)	164
Derivative-related assets	4,183	4,209	1,345	5,409	(4,532)
Derivative-related liabilities	(4,798)	(3,347)	(998)	(4,986)	3,630
Trading account securities	4,818	(1,521)	3,947	(4,811)	(1,269)
Obligations related to securities sold short	(515)	944	(3,151)	2,318	2,248
Other	2,179	(1,689)	2,141	5,907	(718)

Net cash provided by (used in) operating activities	6,796	(289)	6,149	3,844	4,695

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,371)	936	(278)	(4,047)	(1,580)
Change in loans, net of loan securitizations	(4,943)	(8,120)	(4,293)	(16,987)	(3,919)
Proceeds from loan securitizations	887	994	434	2,785	742
Proceeds from sale of available for sale securities	4,436	4,331	4,737	13,049	11,859
Proceeds from maturity of available for sale securities	8,234	6,417	5,417	23,288	16,514
Purchases of available for sale securities	(11,392)	(9,645)	(14,694)	(35,500)	(34,287)
Net acquisitions of premises and equipment	(69)	(84)	(87)	(327)	(210)
Change in assets purchased under reverse repurchase agreements	(801)	(4,575)	(4,492)	(1,699)	(6,286)
Net cash (used in) provided by acquisition of subsidiaries	(9)	(111)	22	438	(172)

Net cash used in investing activities	(6,028)	(9,857)	(13,234)	(19,000)	(17,339)

Cash flows from financing activities
Change in deposits – Canada	4,132	7,368	5,772	13,516	10,969
Change in deposits – International	2,073	(1,114)	395	4,098	855
Issue of subordinated debentures	600	1,000	–	3,100	–
Repayment of subordinated debentures	(524)	(317)	–	(841)	–
Redemption of preferred shares for cancellation	–	–	(634)	–	(634)
Issuance costs	–	–	(12)	–	(12)
Issue of common stock	13	41	41	103	147
Purchase of common shares for cancellation	(272)	(237)	(296)	(603)	(638)
Net (purchases) sales of treasury stock	(28)	163	–	8	–
Dividends paid	(347)	(309)	(308)	(965)	(887)
Dividends/distributions paid by subsidiaries to non-controlling interests	(52)	(4)	(52)	(107)	(106)
Change in obligations related to assets sold under repurchase agreements	(1,988)	5,365	2,485	3	3,480
Change in short-term borrowings of subsidiaries	(3,154)	(1,389)	(501)	(1,059)	(590)

Net cash provided by financing activities	453	10,567	6,890	17,253	12,584

Net change in cash and due from banks	1,221	421	(195)	2,097	(60)
Cash and due from banks at beginning of period	3,763	3,342	2,669	2,887	2,534

Cash and due from banks at end of period	$4,984	$3,763	$2,474	$4,984	$2,474

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,614	$1,832	$1,870	$5,313	$5,566
Amount of income taxes paid in period	$138	$355	$379	$2,046	$1,555

Third Quarter 2004 Report – Royal Bank of Canada   19

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under U.S. GAAP, additional disclosures are required in annual financial statements and, accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72 to 76 in our 2003 Annual Report. In the opinion of management, all adjustments necessary for a fair presentation of results for the period reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to Variable Interest Entities (VIEs). This interpretation applied immediately to all VIEs created after January 31, 2003. On December 24, 2003, the FASB issued a revised FIN 46 (FIN 46R) which required application to new and existing VIEs by the end of the first reporting period that ended after March 15, 2004. We continue to apply FIN 46R to all VIEs as at July 31, 2004, as noted below.

Securitization of client financial assets

The multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer had total assets of $28 billion as at July 31, 2004. Certain of these multi-seller conduits with total assets of $20.2 billion were restructured in the first quarter of 2004 by selling a subordinated membership interest in each of them to a third party. The subordinated membership interest absorbs a majority of each multi-seller conduit’s expected losses, as that term is defined in FIN 46R, and therefore, we are not required to consolidate them under FIN 46R. However, we continue to hold a significant variable interest in these multi-seller conduits. Our maximum potential exposure to loss with respect to these restructured multi-seller conduits is $19.8 billion as at July 31, 2004, resulting from our provision of backstop liquidity facilities and partial credit enhancement. These are also included in our disclosure on guarantees in note 7. We are the Primary Beneficiary of the remaining multi-seller conduits with assets of $7.8 billion as we absorb a majority of their expected losses through our provision of liquidity and credit enhancement facilities, as well as through the variability in certain fees that we receive. Consequently, we have consolidated them since January 31, 2004. The commercial paper and other liabilities of these consolidated multi-seller conduits, reported in Other liabilities on our Consolidated balance sheet, are non-recourse to us except through our participation in liquidity and/or credit enhancement facilities and we have no rights to the assets owned by these multi-seller conduits, which are reported on our Consolidated balance sheet primarily as follows: Personal loans of $3.1 billion, Credit card loans of $.9 billion and Business and government loans of $3.8 billion. We are currently in the process of restructuring these consolidated multi-seller conduits which may result in us no longer being their Primary Beneficiary.

     Our consolidated financial statements include other VIEs where we are the Primary Beneficiary. These are primarily used to create investment and structured finance products, and also include certain compensation vehicles, with assets of $3.2 billion as at July 31, 2004. The assets that support the obligations of these VIEs are reported on our Consolidated balance sheet primarily as follows: Interest-bearing deposits with banks of $.1 billion, Trading account securities of $1.3 billion, Available for sale securities of $.4 billion and Business and government loans of $1.2 billion. Our common shares held by the compensation vehicles, which were $.2 billion as at July 31, 2004, are reported as Treasury stock. The obligation to provide these shares to employees is recorded as an increase to Additional paid-in capital as the expense for the corresponding stock-based compensation plan is recognized.

     We have assessed our involvement with other VIEs and although we are not the Primary Beneficiary of any of them, our relationship with certain of these VIEs entails a significant variable interest. The VIEs in which we have a significant variable interest had total assets of approximately $9.6 billion as at July 31, 2004, and primarily include certain collateralized debt obligations (CDO), asset-backed commercial paper conduit programs administered by third parties, structured finance vehicles and investment funds. The maximum exposure to loss resulting from our significant variable interest in each of these VIEs is approximately $2.7 billion as at July 31, 2004, consisting mostly of our investments in them, loans and notional value of liquidity facilities to them, and fair value of derivatives with them.

     We deconsolidated a CDO with assets of $.4 billion beginning the first quarter of this year because the variability in our fees as collateral manager is not significant enough to cause us to be the Primary Beneficiary under FIN 46R. We continue to not consolidate a capital trust that was created in 2003 to issue Innovative Tier 1 capital of $.9 billion. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of the expected losses. We deconsolidated certain other capital trusts of approximately $.2 billion beginning in the first quarter of this year for similar reasons.

Securitization of our financial assets

We employ two entities in the process of securitizing our assets, neither of which has been consolidated at July 31, 2004 under FIN 46R. One entity is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, and our level of participation in the second entity relative to others does not expose us to a majority of the expected losses. For details on our securitization activities please refer to note 3.

Mutual funds and assets administered in trust

Under FIN 46, we had originally concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns that investors or beneficiaries are exposed to, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

     We continue to monitor developments which affect our current interpretation of FIN 46R.

Classification of economic hedges

In December 2003, the Securities and Exchange Commission clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other, such that the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (FAS 132R), to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. The new disclosures are effective for public companies with fiscal years ending after December 15, 2003, with a delayed effective date for certain disclosures and for foreign plans. The interim period disclosures are effective for periods beginning after December 15, 2003. We adopted FAS 132R in the second quarter of 2004 and the additional interim period disclosures of our pension plans and other postretirement benefit plans are presented in note 5.

Change in financial statement presentation

In the second quarter of 2004, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totalling $5.0 billion as at July 31, 2004, $5.7 billion at October 31, 2003 and $5.7 billion at July 31, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Two-class method of calculating earnings per share (EITF 03-6)

The Emerging Issues Task Force (EITF) reached final consensus on EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, which was subsequently ratified by the FASB on March 31, 2004. The final consensus requires a change in the calculation of earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This consensus is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. EITF 03-6 reduced earnings per share for all periods presented by less than one cent except for the nine months ended July 31, 2004 where the reduction was approximately one cent. Basic earnings per share for all prior periods presented and Diluted earnings per share for the nine months ended July 31, 2003 are restated to reflect a reduction of one cent per share.

Accounting for loan commitments accounted for as derivatives

On March 9, 2004, the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105), which specifies that servicing assets embedded in commitments for loans to be held for sale should be recognized only when the servicing asset has been contractually separated from the associated loans by sale or securitization. SAB 105 is effective for all loan commitments entered

Third Quarter 2004 Report – Royal Bank of Canada   20

U.S. GAAP

into after March 31, 2004. The implementation of SAB 105 impacted our business during the quarter by delaying the recognition of $9 million in revenues.

Future accounting changes

Impairment of certain investments (EITF 03-1)

In March 2004, the FASB ratified the consensus reached by the EITF on issue 03-1, The Meaning of Other-than-Temporary Impairment and its application to Certain Investments. EITF 03-1 applies to investments classified as either available-for-sale or held-to-maturity under Statement of Financial Accounting Standard No. 115, and equity investments accounted for under the cost method. It provides guidance for determining when an investment is impaired, whether that impairment is other-than-temporary, and for measuring an impairment loss. EITF 03-1 also specifies quantitative and qualitative disclosures for unrealized losses that have not been recognized as other-than-temporary and is effective for reporting periods beginning after June 15, 2004. We are currently assessing the impact, if any, of adopting EITF 03-1 on our financial position and results of operations.

Other

In response to the issuance by the Canadian Institute of Chartered Accountants of Section 1100, Generally Accepted Accounting Principles, we are reviewing current practices, primarily the offsetting of certain assets and liabilities, and the process utilized for the determination of trade date security information. As a result, we are also reviewing these related practices under U.S. GAAP.

Note 2 Acquisitions

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed Unum Provident’s policy liabilities. The assets acquired (including Value of Business Acquired (VOBA)) and the liabilities assumed have the same approximate fair value of $2.2 billion. The assets and liabilities comprise primarily investments and actuarial liabilities, respectively. Approximately $611 million was recorded as VOBA.

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc. acquired the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Note 3 Securitizations

During the third quarter of 2004, we securitized $1.1 billion ($4 billion for the nine months ended July 31, 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $799 million ($2.6 billion for the nine months ended July 31, 2004) of those securities for net cash proceeds of $775 million ($2.5 billion for the nine months ended July 31, 2004) and retained the rights to future excess interest of $17 million ($66 million for the nine months ended July 31, 2004) on the residential mortgages. Net of transaction costs, a pre-tax loss of $7 million (pre-tax gain of $30 million for the nine months ended July 31, 2004) on the sale of the securities, was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
As reported:
Net income	$768	$774	$776	$2,335	$2,232
Earnings per share	1.17	1.17	1.15	3.55	3.27
Diluted earnings per share	1.15	1.16	1.14	3.49	3.23
Pro forma:
Net income	$761	$769	$768	$2,314	$2,201
Earnings per share	1.16	1.17	1.14	3.51	3.22
Diluted earnings per share	1.15	1.15	1.13	3.47	3.19

Note 5 Pension and other postretirement benefits

Pension benefit expense

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Service cost	$34	$33	$30	$101	$90
Interest cost	84	82	75	248	227
Expected return on plan assets	(78)	(79)	(76)	(235)	(226)
Amortization of transitional asset	(1)	–	(1)	(1)	(2)
Amortization of prior service cost	8	8	7	24	22
Amortization of net actuarial loss	21	21	3	63	11

Defined benefit pension expense	68	65	38	200	122
Defined contribution pension expense	15	18	17	51	51

Pension benefit expense	$83	$83	$55	$251	$173

Other postretirement benefit expense

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Service cost	$12	$12	$10	$36	$30
Interest cost	23	23	20	69	60
Amortization of transitional obligation	5	4	4	13	13
Amortization of net actuarial loss	8	8	6	24	18
Amortization of prior service cost	–	–	–	–	1

Other postretirement benefit expense	$48	$47	$40	$142	$122

Employer’s contributions

For the three months and nine months ended July 31, 2004, we contributed $71 million and $132 million, respectively, to our defined benefit pension plans and $8 million and $24 million, respectively, to our other postretirement benefit plans. As at July 31, 2004, the expected contributions to our defined benefit pension plans and other postretirement benefit plans for the remainder of the year are $31 million and $8 million, respectively.

Third Quarter 2004 Report – Royal Bank of Canada   21

U.S. GAAP

Note 6 Significant capital transactions

On July 7, 2004, we redeemed all outstanding 6.05% subordinated debentures due July 7, 2009, for $175 million plus accrued interest.

     On June 29, 2004, we announced our intention to redeem all outstanding 6.00% subordinated debentures due October 12, 2009, for the principal amount of $150 million plus accrued interest. The redemption will occur on October 12, 2004.

     On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. Under the previous normal course issuer bid which expired on June 23, 2004, we repurchased 14,098,900 common shares at an average price of $60.60. During the quarter, we repurchased 2,896,500 common shares at an average price of $59.55 and 1,669,713 common shares at an average price of $59.92 under the previous and current normal course issuer bid, respectively.

     On June 18, 2004, we issued $600 million of subordinated debentures at an interest rate of 5.95% per annum (paid semi-annually) until June 18, 2014. The subordinated debentures are redeemable at par on June 18, 2014. If the notes are not redeemed, the coupon will reset on June 18, 2014 and every five years thereafter at the five-year Government of Canada Yield plus 1.72% (paid semi-annually) until maturity of the subordinated debentures on June 18, 2103. The issue was priced at $100 with a yield to June 18, 2014 of 5.95%.

     On June 11, 2004, we redeemed all outstanding 5.10% subordinated debentures due June 11, 2009, for $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with a yield to June 1, 2009 of 4.181%.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

Note 7 Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee as specified by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

     The following table summarizes significant guarantees we have provided to third parties as at July 31, 2004. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments
Credit derivatives/written put options (1)	$24,608
Backstop liquidity facilities	19,065
Financial standby letters of credit/performance guarantees	14,609
Stable value products (1)	7,472
Credit enhancements	3,964
Mortgage loans sold with recourse	51

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At July 31, 2004, we have accrued $310 million in our Consolidated balance sheet in respect of the above guarantees.

     Refer to note 20 of our 2003 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

     Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

     It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on the consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,407	1,356	$1,422	$108	$104	$103	$–	$–	$–	$196	$154	$88
Non-interest income	526	528	538	817	877	801	632	516	505	485	579	600

Total revenues	1,933	1,884	1,960	925	981	904	632	516	505	681	733	688
Provision for (recovery of) credit losses	128	152	135	2	1	–	–	–	–	3	13	39
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	422	343	335	–	–	–
Non-interest expense	1,220	1,204	1,163	755	772	733	128	105	117	463	486	420
Income taxes and non-controlling interest	195	184	248	55	68	58	7	3	(4)	50	55	82

Net income (loss)	$390	$344	$414	$113	$140	$113	$75	$65	$57	$165	$179	$147

Third Quarter 2004 Report – Royal Bank of Canada 22

U.S. GAAP

	RBC Global Services			Other			Total
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03
Net interest income	$44	$40	$42	$(38)	$(52)	$(11)	$1,717	$1,602	$1,644
Non-interest income	195	189	176	33	61	38	2,688	2,750	2,658

Total revenues	239	229	218	(5)	9	27	4,405	4,352	4,302
Provision for (recovery of) credit losses	–	(3)	–	(8)	(10)	(7)	125	153	167
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	422	343	335
Non-interest expense	157	154	149	(3)	8	(1)	2,720	2,729	2,581
Income taxes and non-controlling interest	22	22	20	41	21	39	370	353	443

Net income (loss)	$60	$56	$49	$(35)	$(10)	$(4)	$768	$774	$776

b) Quarterly earnings by geographic segment

	July 31				April 30				July 31
	2004				2004				2003
	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income	$1,342	$249	$126	$1,717	$1,202	$287	$113	$1,602	$1,287	$299	$58	$1,644
Non-interest income	1,481	833	374	2,688	1,480	851	419	2,750	1,349	843	466	2,658

Total revenues	2,823	1,082	500	4,405	2,682	1,138	532	4,352	2,636	1,142	524	4,302
Provision for (recovery of) credit losses	109	31	(15)	125	127	22	4	153	130	27	10	167
Insurance policyholder benefits, claims and acquisition expense	237	95	90	422	141	103	99	343	116	105	114	335
Non-interest expense	1,599	867	254	2,720	1,606	909	214	2,729	1,495	868	218	2,581
Income taxes and non-controlling interest	344	11	15	370	289	35	29	353	378	51	14	443

Net income (loss)	$534	$78	$156	$768	$519	$69	$186	$774	$517	$91	$168	$776

c) Nine-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$4,120	$4,168	$316	$326	$—	$—	$515	$303
Non-interest income	1,566	1,619	2,519	2,290	1,646	1,497	1,637	1,690

Total revenues	5,686	5,787	2,835	2,616	1,646	1,497	2,152	1,993
Provision for (recovery of) credit losses	345	423	4	—	—	—	(54)	174
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,095	1,018	—	—
Non-interest expense	3,577	3,494	2,255	2,189	340	316	1,584	1,240
Income taxes and non-controlling interest	601	695	183	141	10	(4)	128	219

Net income (loss)	$1,163	$1,175	$393	$286	$201	$167	$494	$360

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$129	$123	$(121)	$66	$4,959	$4,986
Non-interest income	559	505	66	111	7,993	7,712

Total revenues	688	628	(55)	177	12,952	12,698
Provision for (recovery of) credit losses	(17)	2	(28)	(21)	250	578
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,095	1,018
Non-interest expense	466	436	8	(21)	8,230	7,654
Income taxes and non-controlling interest	66	56	54	109	1,042	1,216

Net income (loss)	$173	$134	$(89)	$110	$2,335	$2,232

d) Nine-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income	$3,834	$790	$335	$4,959	$3,889	$926	$171	$4,986
Non-interest income	4,268	2,531	1,194	7,993	3,800	2,527	1,385	7,712

Total revenues	8,102	3,321	1,529	12,952	7,689	3,453	1,556	12,698
Provision for (recovery of) credit losses	244	53	(47)	250	414	81	83	578
Insurance policyholder benefits, claims and acquisition expense	530	309	256	1,095	402	279	337	1,018
Non-interest expense	4,669	2,849	712	8,230	4,365	2,646	643	7,654
Income taxes and non-controlling interest	964	(4)	82	1,042	1,005	170	41	1,216

Net income (loss)	$1,695	$114	$526	$2,335	$1,503	$277	$452	$2,232

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. The volatility associated with certain economic hedging strategies for which derivatives do not qualify for hedge accounting or the designated hedging relationship is ineffective is absorbed by Corporate Treasury in situations where it provides management oversight of the hedging strategies of other units.

     For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

     During the second quarter of 2004, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

Third Quarter 2004 Report – Royal Bank of Canada   23

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	July 31	April 30	January 31	October 31	July 31
(C$ millions, except percentage amounts)	2004	2004	2004	2003	2003
Nonaccrual loans
Residential mortgage	$135	$147	$130	$131	$128
Personal	198	225	229	235	260
Business and government	1,089	1,266	1,437	1,379	1,511

Total	$1,422	$1,638	$1,796	$1,745	$1,899

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	0.16%	0.18%	0.17%	0.17%	0.17%
Personal	0.51%	0.60%	0.64%	0.73%	0.83%
Business and government	1.50%	1.76%	2.08%	2.20%	2.37%

Total	0.71%	0.83%	0.95%	0.98%	1.07%

Allowance for credit losses

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2004	2004	2003	2004	2003
Allowance at beginning of period	$1,929	$2,036	$2,335	$2,164	$2,314
Provision for credit losses	125	153	167	250	578
Charge-offs
Residential mortgage	(2)	(1)	(3)	(4)	(6)
Personal	(83)	(97)	(91)	(256)	(285)
Credit card	(55)	(52)	(50)	(152)	(144)
Business and government	(91)	(166)	(123)	(326)	(287)

	(231)	(316)	(267)	(738)	(722)
Recoveries
Personal	17	16	18	49	51
Credit card	11	10	10	29	27
Business and government	20	15	12	84	49

	48	41	40	162	127

Net charge-offs	(183)	(275)	(227)	(576)	(595)
Acquisition of Provident Financial Group Inc.	–	–	–	6	–
Acquisition of Admiralty Bancorp, Inc.	–	–	–	–	8
Adjustments	(5)	15	(10)	22	(40)

Allowance at end of period	$1,866	$1,929	$2,265	$1,866	$2,265

Net charge-offs as a % of average loans and acceptances	0.36%	0.58%	0.52%	0.40%	0.45%
Allocation of allowance
Residential mortgage	$29	$27	$36	$29	$36
Personal	445	444	442	445	442
Credit card	192	176	152	192	152
Business and government	976	1,039	1,388	976	1,388

Allocated allowance	1,642	1,686	2,018	1,642	2,018
Unallocated allowance	224	243	247	224	247

Total	$1,866	$1,929	$2,265	$1,866	$2,265

Composition of allowance
Allocated specific	$602	$660	$849	$602	$849
Allocated general	1,040	1,026	1,169	1,040	1,169

Total allocated allowance	1,642	1,686	2,018	1,642	2,018
Unallocated (general) allowance	224	243	247	224	247

Total	$1,866	$1,929	$2,265	$1,866	$2,265

Consisting of:
Allowance for loan losses	$1,693	$1,739	$2,156	$1,693	$2,156
Allowance for off-balance sheet and other items	173	190	109	173	109

Total	$1,866	$1,929	$2,265	$1,866	$2,265

Allowance for loan losses as a % of loans and acceptances	0.8%	0.9%	1.2%	0.8%	1.2%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	0.7%	0.7%	1.0%	0.7%	1.0%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio)	119%	106%	114%	119%	114%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

Third Quarter 2004 Report – Royal Bank of Canada   24

Selected financial highlights (unaudited) (1)

			As at and for the three months ended					For the nine months ended
	Change from					Change from
(C$ millions, except per share	July 31		July 31	April 30	July 31	July 31		July 31	July 31
and percentage amounts)	2003		2004	2004	2003	2003		2004	2003
Earnings
Net interest income	4%		$1,713	$1,601	$1,654	–		$4,970	$4,984
Non-interest income	2		2,859	2,940	2,794	5		8,509	8,074
Total revenues	3		4,572	4,541	4,448	3		13,479	13,058
Provision for credit losses	(26)		125	149	170	(57)		249	581
Insurance policyholder benefits, claims and acquisition expense	36		575	508	424	30		1,535	1,183
Non-interest expense	5		2,743	2,747	2,615	7		8,297	7,785
Net income	(5)		746	763	783	2		2,299	2,259
Return on common equity (2)	(140	)bp	16.1%	16.8%	17.5%	20	bp	17.0%	16.8%

Balance sheet information
Loans (net of allowance for loan losses)	8%		$183,774	$180,247	$169,523
Assets	7		434,211	433,438	403,979
Deposits	8		277,525	271,310	256,451
Subordinated debentures	31		8,440	8,423	6,440
Common equity	3		18,192	18,324	17,705

Capital ratios (3)
Common equity to risk-adjusted assets	(50	)bp	9.9%	10.2%	10.4%
Tier 1 capital	(50)		9.1%	9.3%	9.6%
Total capital	–		12.7%	12.9%	12.7%

Common share information
Shares outstanding (in thousands) (4)
End of period	(1)%		649,066	653,280	658,612	(1)%		649,066	658,612
Average basic	(2)		646,019	648,676	660,810	(2)		647,545	663,808
Average diluted	(2)		654,275	657,520	667,543	(2)		656,730	670,755
Earnings per share
Basic	(3)%		$1.14	$1.16	$1.17	5%		$3.50	$3.32
Diluted	(3)		1.12	1.14	1.16	5		3.45	3.28
Share price
High (5)	–		$61.88	$65.64	$61.64	–		$61.88	$61.64
Low (5)	2		58.04	60.56	56.75	9		58.04	53.26
Close	4		61.50	60.95	58.90	4		61.50	58.90
Dividends per share	21		0.52	0.52	0.43	19		1.50	1.26
Book value per share – period end	5		28.23	28.23	26.88	5		28.23	26.88
Market capitalization (C$ billions)	3		39.9	39.8	38.8	3		39.9	38.8

Number of:
Employees (full-time equivalent)	2,885		63,506	60,775	60,621
Automated banking machines	(96)		4,369	4,381	4,465
Service delivery units
Canada	(1)		1,300	1,300	1,301
International	101		878	850	777

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI).

(4)	End of period shares include Treasury stock. Average basic shares exclude Treasury stock.

(5)	Intraday high and low share prices.

Third Quarter 2004 Report – Royal Bank of Canada   25

Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$4,984	$3,763	$2,887	$2,474

Interest-bearing deposits with banks	12,371	10,007	8,962	13,101

Securities
Trading account (pledged – $11,529; $15,395; $11,791 and $5,352)	91,093	95,938	87,532	77,622
Investment account	37,620	36,842	35,238	35,499
Loan substitute	301	304	325	336

	129,014	133,084	123,095	113,457

Assets purchased under reverse repurchase agreements	37,988	37,187	36,289	43,371

Loans
Residential mortgage	82,209	80,199	78,817	77,199
Personal	35,843	34,503	32,186	31,444
Credit card	6,307	5,917	4,816	5,625
Business and government	61,108	61,367	56,630	57,411

	185,467	181,986	172,449	171,679
Allowance for loan losses	(1,693)	(1,739)	(2,055)	(2,156)

	183,774	180,247	170,394	169,523

Other
Customers’ liability under acceptances	6,499	6,191	5,943	6,391
Derivative-related amounts	30,228	34,328	35,612	34,740
Premises and equipment	1,758	1,775	1,670	1,576
Goodwill	4,849	4,986	4,587	4,735
Other intangibles	570	594	580	624
Other assets	22,176	21,276	13,014	13,987

	66,080	69,150	61,406	62,053

	$434,211	$433,438	$403,033	$403,979

Liabilities and shareholders’ equity
Deposits
Personal	$114,622	$111,758	$106,709	$106,776
Business and government	132,465	131,793	129,860	123,032
Bank	30,438	27,759	22,576	26,643

	277,525	271,310	259,145	256,451

Other
Acceptances	6,499	6,191	5,943	6,391
Obligations related to securities sold short	25,061	25,576	22,855	21,792
Obligations related to assets sold under repurchase agreements	23,738	25,726	23,735	24,589
Derivative-related amounts	32,845	37,512	37,775	35,721
Insurance claims and policy benefit liabilities	6,792	5,512	5,256	5,442
Other liabilities	31,871	31,563	21,318	26,252

	126,806	132,080	116,882	120,187

Subordinated debentures	8,440	8,423	6,243	6,440

Non-controlling interest in subsidiaries	2,416	2,469	2,388	2,355

Shareholders’ equity
Preferred stock	832	832	832	841
Common stock (shares issued – 649,065,551; 653,279,901, 656,021,122 and 658,611,652)	7,023	7,058	7,018	7,019
Additional paid-in capital	167	140	85	84
Retained earnings	12,128	11,953	11,333	11,075
Treasury stock (4,708,748 and 4,243,196 shares)	(284)	(257)	–	–
Foreign currency translation adjustments	(842)	(570)	(893)	(473)

	19,024	19,156	18,375	18,546

	$434,211	$433,438	$403,033	$403,979

Third Quarter 2004 Report – Royal Bank of Canada   26

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share amounts)	2004	2004	2003	2004	2003
Interest income
Loans	$2,469	$2,315	$2,560	$7,219	$7,612
Securities	837	814	706	2,436	2,231
Assets purchased under reverse repurchase agreements	115	126	230	386	620
Deposits with banks	57	41	49	144	149

	3,478	3,296	3,545	10,185	10,612

Interest expense
Deposits	1,273	1,225	1,390	3,777	4,162
Other liabilities	382	365	407	1,120	1,183
Subordinated debentures	110	105	94	318	283

	1,765	1,695	1,891	5,215	5,628

Net interest income	1,713	1,601	1,654	4,970	4,984

Non-interest income
Insurance premiums, investment and fee income	792	675	595	2,080	1,680
Trading revenues	347	410	533	1,198	1,547
Securities brokerage commissions	262	320	277	906	766
Investment management and custodial fees	298	323	278	924	837
Deposit and payment service charges	257	269	270	783	810
Mutual fund revenues	216	214	168	632	498
Underwriting and other advisory fees	213	266	221	687	529
Foreign exchange revenues, other than trading	72	112	75	257	204
Card service revenues	150	124	137	400	374
Securitization revenues	24	59	30	146	105
Credit fees	59	55	58	164	184
Mortgage banking revenues	(3)	46	63	45	210
Gain (loss) on sale of investment account securities	31	14	(13)	49	20
Other	141	53	102	238	310

	2,859	2,940	2,794	8,509	8,074

Total revenues	4,572	4,541	4,448	13,479	13,058

Provision for credit losses	125	149	170	249	581

Insurance policyholder benefits, claims and acquisition expense	575	508	424	1,535	1,183

Non-interest expense
Human resources	1,714	1,729	1,630	5,119	4,845
Equipment	235	228	221	684	667
Occupancy	207	189	193	577	560
Communications	177	180	178	510	541
Professional fees	121	124	112	342	327
Outsourced item processing	74	79	69	222	219
Amortization of other intangibles	16	21	16	53	55
Other	199	197	196	790	571

	2,743	2,747	2,615	8,297	7,785

Net income before income taxes	1,129	1,137	1,239	3,398	3,509
Income taxes	340	337	425	977	1,160

Net income before non-controlling interest	789	800	814	2,421	2,349
Non-controlling interest in net income of subsidiaries	43	37	31	122	90

Net income	$746	$763	$783	$2,299	$2,259

Preferred dividends	12	11	12	34	57

Net income available to common shareholders	$734	$752	$771	$2,265	$2,202

Average number of common shares (in thousands)	646,019	648,676	660,810	647,545	663,808
Earnings per share (in dollars)	$1.14	$1.16	$1.17	$3.50	$3.32
Average number of diluted common shares (in thousands)	654,275	657,520	667,543	656,730	670,755
Diluted earnings per share (in dollars)	$1.12	$1.14	$1.16	$3.45	$3.28

Dividends per share (in dollars)	$0.52	$0.52	$0.43	$1.50	$1.26

Third Quarter 2004 Report – Royal Bank of Canada   27

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003

Preferred stock
Balance at beginning of period	$832	$832	$1,502	$832	$1,545
Redeemed for cancellation	–	–	(645)	–	(645)
Translation adjustment on stock denominated in foreign currency	–	–	(16)	–	(59)

Balance at end of period	832	832	841	832	841

Common stock
Balance at beginning of period	7,058	7,055	7,030	7,018	6,979
Issued	14	43	42	110	156
Purchased for cancellation	(49)	(40)	(53)	(105)	(116)

Balance at end of period	7,023	7,058	7,019	7,023	7,019

Additional paid-in capital
Balance at beginning of period	140	130	80	85	78
Renounced stock appreciation rights, net of related income taxes	–	–	3	(1)	–
Stock-based compensation awards	15	15	1	42	6
Reclassified amounts	–	–	–	34	–
Other	12	(5)	–	7	–

Balance at end of period	167	140	84	167	84

Retained earnings
Balance at beginning of period	11,953	11,734	10,835	11,333	10,235
Net income	746	763	783	2,299	2,259
Preferred stock dividends	(12)	(11)	(12)	(34)	(57)
Common stock dividends	(336)	(336)	(284)	(970)	(836)
Premium paid on common stock purchased for cancellation	(223)	(197)	(243)	(498)	(522)
Issuance costs, net of related income taxes	–	–	(4)	–	(4)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts, net of related income taxes	–	–	–	(2)	–

Balance at end of period	12,128	11,953	11,075	12,128	11,075

Treasury stock
Balance at beginning of period	(257)	(431)	–	–	–
Reclassified amounts	–	–	–	(304)	–
Net sales (purchases)	(27)	174	–	20	–

Balance at end of period	(284)	(257)	–	(284)	–

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(570)	(849)	(370)	(893)	(54)
Change in unrealized foreign currency translation gains and losses	(586)	623	(234)	302	(1,174)
Impact of hedging unrealized foreign currency translation gains and losses	314	(344)	131	(251)	755

Balance at end of period	(842)	(570)	(473)	(842)	(473)

Shareholders’ equity at end of period	$19,024	$19,156	$18,546	$19,024	$18,546

Third Quarter 2004 Report – Royal Bank of Canada   28

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003

Cash flows from operating activities
Net income	$746	$763	$783	$2,299	$2,259
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	125	149	170	249	581
Depreciation	102	92	98	292	299
Amortization of other intangibles	16	21	16	53	55
Writedown of deferred issuance costs	–	–	–	25	–
Gain on sale of premises and equipment	(9)	(31)	(5)	(45)	(13)
Loss (gain) on loan securitizations	6	(16)	(19)	(20)	(25)
Writedown of investments	–	–	–	9	–
(Gain) loss on sale of investment account securities	(31)	(14)	13	(49)	(20)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(315)	269	56	(59)	232
Net change in accrued interest receivable and payable	127	(101)	14	(72)	67
Current income taxes	380	(138)	(2)	(1,134)	257
Deferred income taxes	(42)	–	132	(79)	234
Derivative-related assets	4,100	4,022	1,344	5,384	(4,482)
Derivative-related liabilities	(4,667)	(3,095)	(1,074)	(4,930)	3,584
Trading account securities	4,845	(1,525)	4,650	(3,736)	(2,020)
Obligations related to securities sold short	(515)	944	(462)	2,206	2,682
Other	1,904	(1,425)	510	3,458	(19)

Net cash provided by (used in) operating activities	6,772	(85)	6,224	3,851	3,671

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,364)	937	(284)	(4,588)	(1,585)
Change in loans, net of loan securitizations	(4,671)	(8,276)	(4,295)	(16,926)	(3,927)
Proceeds from loan securitizations	887	994	434	2,785	742
Proceeds from sale of investment account securities	4,436	4,327	4,689	13,023	11,637
Proceeds from maturity of investment account securities	8,231	6,409	5,417	23,283	16,504
Purchases of investment account securities	(11,626)	(9,787)	(14,781)	(35,732)	(34,231)
Change in loan substitute securities	3	8	46	24	58
Net acquisitions of premises and equipment	(75)	(88)	(91)	(344)	(224)
Change in assets purchased under reverse repurchase agreements	(801)	(4,575)	(4,492)	(1,699)	(6,286)
Net cash (used in) provided by acquisition of subsidiaries	(9)	(111)	22	438	(172)

Net cash used in investing activities	(5,989)	(10,162)	(13,335)	(19,736)	(17,484)

Cash flows from financing activities
Change in deposits	6,215	6,344	5,296	18,380	12,096
Issue of RBC Capital Trust II Securities (RBC TruCS)	–	–	900	–	900
Issue of subordinated debentures	600	1,000	–	3,100	–
Repayment of subordinated debentures	(524)	(317)	–	(841)	–
Redemption of preferred shares for cancellation	–	–	(645)	–	(645)
Issuance costs	–	–	(4)	–	(4)
Issue of common stock	13	41	41	103	147
Purchase of common stock for cancellation	(272)	(237)	(296)	(603)	(638)
Net sales (purchases) of treasury stock	(27)	174	–	20	–
Dividends paid	(347)	(309)	(308)	(965)	(887)
Dividends/distributions paid by subsidiaries to non-controlling interests	(78)	(4)	(52)	(156)	(106)
Change in obligations related to assets sold under repurchase agreements	(1,988)	5,365	2,485	3	3,480
Change in short-term borrowings of subsidiaries	(3,154)	(1,389)	(501)	(1,059)	(590)

Net cash provided by financing activities	438	10,668	6,916	17,982	13,753

Net change in cash and due from banks	1,221	421	(195)	2,097	(60)
Cash and due from banks at beginning of period	3,763	3,342	2,669	2,887	2,534

Cash and due from banks at end of period	$4,984	$3,763	$2,474	$4,984	$2,474

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,614	$1,832	$1,870	$5,313	$5,566
Amount of income taxes paid in period	$138	$355	$379	$2,046	$1,555

Third Quarter 2004 Report – Royal Bank of Canada   29

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72A to 76A in our 2003 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Equity-linked deposit contracts

In November 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 17, Equity-Linked Deposit Contracts (AcG-17), which pertains to deposit obligations that require us to make variable payments based on the performance of certain equity indices, and allows for fair value recognition of the variable payment obligations embedded in these contracts with changes in fair value recognized in income as they arise. We elected to apply the guideline on a prospective basis to our equity-linked guaranteed investment certificates and equity-linked notes, which did not result in a significant impact on our financial position or results of operations for the three and nine months ended July 31, 2004.

Classification of economic hedges

We have updated our disclosure for economic hedges that do not qualify for hedge accounting to reclassify the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other. As a result, the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provisions of Section 1100 are applied on a prospective basis to balances outstanding as at November 1, 2003, and transactions after that date. In light of Section 1100 provisions, we have reviewed our application of certain accounting policies as described below. We are continuing to assess the impact of Section 1100 on our consolidated financial statements, primarily with respect to our current practice of offsetting certain assets and liabilities.

Trade date accounting

On November 1, 2003, we prospectively applied trade date accounting to Securities on our interim Consolidated balance sheet. The application of trade date accounting increased Securities by $.2 billion, Other assets by $7.3 billion and Other liabilities by $7.5 billion as at July 31, 2004. We continue to refine the process for determining trade date security information.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Employee future benefits

In January 2004, the CICA amended Section 3461, Employee Future Benefits (CICA 3461R), to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. We early-adopted CICA 3461R in the second quarter of 2004 and the additional interim period disclosures of our pension plans and other postretirement benefit plans are presented in note 5.

Change in financial statement presentation

In the second quarter of 2004, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totalling $5.0 billion as at July 31, 2004, $5.7 billion at October 31, 2003 and $5.7 billion at July 31, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). AcG-15 is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in CICA Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004. In December 2003, the FASB published a revised version of Interpretation No. 46. As a result, CICA issued an exposure draft of proposed amendments to AcG-15 in order to harmonize with the corresponding U.S. guidance, with the expectation that the effective date will be the same as that of the original AcG-15. CICA also suspended the effective date of certain disclosure requirements in AcG-15, pending the development of the amendments. We expect that we will not consolidate our VIE mutual funds or assets administered in trusts for asset protection, intergenerational wealth transfer, or estate and financial planning. Certain of the multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer with total assets of $20.2 billion as at July 31, 2004, have been restructured in the first quarter of this year, and we are not required to consolidate them under the revised Interpretation No. 46. We are currently in the process of restructuring the remaining multi-seller conduits with total assets of $7.8 billion as at July 31, 2004, which may result in us not being their Primary Beneficiary.

Liabilities and equity

Pursuant to revisions of CICA Section 3860, Financial Instruments: Disclosure and Presentation, effective November 1, 2004, we will be required to consider as liabilities, certain of our financial instruments that can be settled by a variable number of our common shares upon conversion by the holder. The revised standard will result in $1.4 billion of our trust capital securities included in Non-controlling interest in subsidiaries and $300 million of our First Preferred Series N shares to be presented as financial liabilities on our Consolidated balance sheet. Accrued yield distributions and dividends on these instruments will also be reclassified to Interest expense in our Consolidated statement of income.

Note 2 Acquisitions

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed Unum Provident’s policy liabilities. The assets acquired and the liabilities assumed have the same approximate fair value of $1.6 billion. The assets and liabilities comprise primarily investments and actuarial liabilities, respectively.

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Note 3 Securitizations

During the third quarter of 2004, we securitized $1.1 billion ($4 billion for the nine months ended July 31, 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $799 million ($2.6 billion for the nine months ended July 31, 2004) of those securities for net cash proceeds of $775 million ($2.5 billion for the nine months ended July 31, 2004) and retained the rights to future excess interest of $17 million ($66 million for the nine months ended

Third Quarter 2004 Report – Royal Bank of Canada   30

Canadian GAAP

July 31, 2004) on the residential mortgages. Net of transaction costs, a pre-tax loss of $7 million (pre-tax gain of $30 million for the nine months ended July 31, 2004) on the sale of the securities, was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

Pro forma net income and earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
As reported:
Net income	$746	$763	$783	$2,299	$2,259
Earnings per share	1.14	1.16	1.17	3.50	3.32
Diluted earnings per share	1.12	1.14	1.16	3.45	3.28
Pro forma:
Net income	$739	$754	$775	$2,275	$2,233
Earnings per share	1.13	1.15	1.15	3.46	3.28
Diluted earnings per share	1.11	1.13	1.14	3.42	3.25

Note 5 Pension and other postretirement benefits

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Pension benefit expense	$83	$83	$55	$251	$173
Other postretirement benefit expense	48	47	40	142	122

Note 6 Significant capital transactions

On July 7, 2004, we redeemed all outstanding 6.05% subordinated debentures due July 7, 2009 for $175 million plus accrued interest.

     On June 29, 2004, we announced our intention to redeem all outstanding 6.00% subordinated debentures due October 12, 2009, for the principal amount of $150 million plus accrued interest. The redemption will occur on October 12, 2004.

     On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. Under the previous normal course issuer bid which expired on June 23, 2004, we repurchased 14,098,900 common shares at an average price of $60.60. During the quarter, we repurchased 2,896,500 common shares at an average price of $59.55 and 1,669,713 common shares at an average price of $59.92 under the previous and current normal course issuer bid, respectively.

     On June 18, 2004, we issued $600 million of subordinated debentures at an interest rate of 5.95% per annum (paid semi-annually) until June 18, 2014. The subordinated debentures are redeemable at par on June 18, 2014. If the notes are not redeemed, the coupon will reset on June 18, 2014 and every five years thereafter at the five-year Government of Canada Yield plus 1.72% (paid semi-annually) until maturity of the subordinated debentures on June 18, 2103. The issue was priced at $100 with a yield to June 18, 2014 of 5.95%.

     On June 11, 2004, we redeemed all outstanding 5.10% subordinated debentures due June 11, 2009 for $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with a yield to June 1, 2009 of 4.181%.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

Note 7 Contingencies

Enron litigation

Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

     It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on the consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Third Quarter 2004 Report – Royal Bank of Canada   31

Canadian GAAP

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,407	$1,356	$1,422	$108	$104	$103	$–	$–	$–	$179	$144	$92
Non-interest income	526	524	540	817	877	801	792	675	595	458	570	594

Total revenues	1,933	1,880	1,962	925	981	904	792	675	595	637	714	686
Provision for (recovery of) credit losses	128	148	135	2	1	–	–	–	–	3	13	42
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	575	508	424	–	–
Non-interest expense	1,220	1,202	1,163	755	771	733	135	111	120	448	475	420
Income taxes and non-controlling interest	195	185	248	55	69	58	7	(2)	(5)	41	52	82

Net income (loss)	$390	$345	$416	$113	$140	$113	$75	$58	$56	$145	$174	$142

	RBC Global Services			Other			Total
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03
Net interest income	$44	$40	$42	$(25)	$(43)	$(5)	$1,713	$1,601	$1,654
Non-interest income	235	223	214	31	71	50	2,859	2,940	2,794

Total revenues	279	263	256	6	28	45	4,572	4,541	4,448
Provision for (recovery of) credit losses	–	(3)	–	(8)	(10)	(7)	125	149	170
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	575	508	424
Non-interest expense	187	181	180	(2)	7	(1)	2,743	2,747	2,615
Income taxes and non-controlling interest	32	29	27	53	41	46	383	374	456

Net income (loss)	$60	$56	$49	$(37)	$(10)	$7	$746	$763	$783

b) Quarterly earnings by geographic segment

	July 31				April 30				July 31
	2004				2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,338	$249	$126	$1,713	$1,201	$286	$114	$1,601	$1,299	$299	$56	$1,654
Non-interest income	1,540	953	366	2,859	1,557	965	418	2,940	1,431	901	462	2,794

Total revenues	2,878	1,202	492	4,572	2,758	1,251	532	4,541	2,730	1,200	518	4,448
Provision for (recovery of) credit losses	109	31	(15)	125	123	22	4	149	133	27	10	170
Insurance policyholder benefits, claims and acquisition expense	262	223	90	575	182	227	99	508	146	164	114	424
Non-interest expense	1,626	863	254	2,743	1,627	906	214	2,747	1,533	865	217	2,615
Income taxes and non-controlling interest	359	11	13	383	314	31	29	374	388	54	14	456

Net income (loss)	$522	$74	$150	$746	$512	$65	$186	$763	$530	$90	$163	$783

c) Nine-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$4,120	$4,168	$316	$326	$—	$—	$488	$309
Non-interest income	1,562	1,639	2,519	2,289	2,080	1,680	1,581	1,719

Total revenues	5,682	5,807	2,835	2,615	2,080	1,680	2,069	2,028
Provision for (recovery of) credit losses	341	423	4	—	—	—	(51)	177
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,535	1,183	—	—
Non-interest expense	3,575	3,498	2,254	2,190	354	348	1,558	1,240
Income taxes and non-controlling interest	602	702	184	141	2	(9)	108	230

Net income (loss)	$1,164	$1,184	$393	$284	$189	$158	$454	$381

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$129	$124	$(83)	$57	$4,970	$4,984
Non-interest income	666	613	101	134	8,509	8,074

Total revenues	795	737	18	191	13,479	13,058
Provision for (recovery of) credit losses	(17)	2	(28)	(21)	249	581
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,535	1,183
Non-interest expense	549	527	7	(18)	8,297	7,785
Income taxes and non-controlling interest	90	74	113	112	1,099	1,250

Net income (loss)	$173	$134	$(74)	$118	$2,299	$2,259

Third Quarter 2004 Report – Royal Bank of Canada    32

Canadian GAAP

d) Nine-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$3,846	$789	$335	$4,970	$3,891	$927	$166	$4,984
Non-interest income	4,480	2,842	1,187	8,509	4,063	2,610	1,401	8,074

Total revenues	8,326	3,631	1,522	13,479	7,954	3,537	1,567	13,058
Provision for (recovery of) credit losses	243	53	(47)	249	417	81	83	581
Insurance policyholder benefits, claims and acquisition expense	626	653	256	1,535	508	339	336	1,183
Non-interest expense	4,748	2,838	711	8,297	4,490	2,654	641	7,785
Income taxes and non-controlling interest	1,029	(11)	81	1,099	1,015	179	56	1,250

Net income (loss)	$1,680	$98	$521	$2,299	$1,524	$284	$451	$2,259

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. The volatility associated with certain economic hedging strategies for which derivatives do not qualify for hedge accounting or the designated hedging relationship is ineffective is absorbed by Corporate Treasury in situations where it provides management oversight of the hedging strategies of other units.

          For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

          During the second quarter of 2004, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

Note 10 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheet

	As at July 31			As at October 31			As at July 31
	2004			2003			2003
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP
Assets
Cash and due from banks	$4,984	$–	$4,984	$2,887	$–	$2,887	$2,474	$–	$2,474
Interest-bearing deposits with banks	12,371	26	12,397	8,962	(34)	8,928	13,101	(35)	13,066
Securities
Trading account	91,093	(298)	90,795	87,532	(813)	86,719	77,622	378	78,000
Investment account	37,620	(37,620)	–	35,238	(35,238)	–	35,499	(35,499)	–
Loan substitute	301	(301)	–	325	(325)	–	336	(336)	–
Available for sale	–	37,909	37,909	–	35,783	35,783	–	36,127	36,127
Assets purchased under reverse repurchase agreements	37,988	–	37,988	36,289	–	36,289	43,371	–	43,371
Loans	183,774	8,804	192,578	170,394	98	170,492	169,523	57	169,580
Other
Customers’ liability under acceptances	6,499	–	6,499	5,943	–	5,943	6,391	–	6,391
Derivative-related amounts	30,228	987	31,215	35,612	1,028	36,640	34,740	1,042	35,782
Premises and equipment	1,758	(23)	1,735	1,670	(15)	1,655	1,576	(13)	1,563
Goodwill	4,849	45	4,894	4,587	46	4,633	4,735	43	4,778
Other intangibles	570	–	570	580	–	580	624	–	624
Reinsurance recoverables	–	1,756	1,756	–	3,321	3,321	–	3,390	3,390
Separate account assets	–	122	122	–	224	224	–	317	317
Other assets	22,176	7,801	29,977	13,014	5,483	18,497	13,987	(46)	13,941

	$434,211	$19,208	$453,419	$403,033	$9,558	$412,591	$403,979	$5,425	$409,404

Liabilities and shareholders’ equity
Deposits	$277,525	$607	$278,132	$259,145	$1,373	$260,518	$256,451	$1,282	$257,733
Other
Acceptances	6,499	–	6,499	5,943	–	5,943	6,391	–	6,391
Obligations related to securities sold short	25,061	–	25,061	22,855	(112)	22,743	21,792	(1,554)	20,238
Obligations related to assets sold under repurchase agreements	23,738	–	23,738	23,735	–	23,735	24,589	–	24,589
Derivative-related amounts	32,845	601	33,446	37,775	652	38,427	35,721	646	36,367
Insurance claims and policy benefit liabilities	6,792	2,539	9,331	5,256	3,374	8,630	5,442	3,398	8,840
Separate account liabilities	–	122	122	–	224	224	–	317	317
Other liabilities	31,871	16,215	48,086	21,318	4,881	26,199	26,252	2,019	28,271
Subordinated debentures	8,440	290	8,730	6,243	338	6,581	6,440	340	6,780
Non-controlling interest in subsidiaries	2,416	(847)	1,569	2,388	(914)	1,474	2,355	(901)	1,454
Shareholders’ equity	19,024	(319)	18,705	18,375	(258)	18,117	18,546	(122)	18,424

	$434,211	$19,208	$453,419	$403,033	$9,558	$412,591	$403,979	$5,425	$409,404

Third Quarter 2004 Report – Royal Bank of Canada   33

Canadian GAAP

Condensed consolidated statements of income

	Three months ended			Nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Net income, Canadian GAAP	$746	$763	$783	$2,299	$2,259
Differences:
Net interest income
Derivative instruments and hedging activities (1)	2	5	(8)	5	5
Variable Interest Entities (2)	2	(4)	(1)	(16)	(1)
Joint ventures (3)	–	–	(1)	–	(2)
Non-interest income
Insurance premiums, investment and fee income (4)	(160)	(159)	(90)	(434)	(183)
Derivative instruments and hedging activities (1)	23	6	(12)	33	(59)
Reclassification of securities (5)	–	4	2	7	(14)
Variable Interest Entities (2)	(2)	1	3	–	3
Limited partnerships (6)	5	(5)	–	(15)	–
Joint ventures (3)	(40)	(34)	(37)	(107)	(108)
Other	3	(3)	(2)	–	(1)
Provision for credit losses
Reclassification of securities (5)	–	(4)	3	(1)	3
Insurance policyholder benefits, claims and acquisition expense (4)	153	165	89	440	165
Non-interest expense
Stock appreciation rights (7)	–	(4)	–	(5)	8
Insurance accounting (4)	7	5	3	13	31
Joint ventures (3)	31	27	31	84	92
Variable Interest Entities (2)	(15)	(10)	–	(25)	–
Income taxes and net difference in income taxes due to the above items	(2)	9	12	18	33
Non-controlling interest in net income of subsidiaries
Variable Interest Entities (2)	15	12	1	39	1

Net income, U.S. GAAP	$768	$774	$776	$2,335	$2,232

Earnings per share (8)	$1.17	$1.17	$1.15	$3.55	$3.27
Diluted earnings per share (8)	$1.15	$1.16	$1.14	$3.49	$3.23

For a complete discussion of U.S. and Canadian GAAP differences see note 26 to the consolidated financial statements for the year ended October 31, 2003, on page 102A of our 2003 Annual Report.

Significant Balance Sheet Reconciling Items

Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $267 million and Other liabilities by $770 million, and would decrease Shareholders’ equity by $503 million as at July 31, 2004.

Trade date accounting

Effective November 1, 2003, on a prospective basis, trade date accounting is being applied to the Consolidated balance sheet under Canadian GAAP, eliminating a difference between Canadian and U.S. GAAP that existed prior to this date.

Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $6,837 million as at July 31, 2004.

Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, guarantees and other minor items. The net of these items would increase Net income by $3 million for the three months ended July 31, 2004 and by $4 million for the nine months then ended. It would also increase Securities by $202 million, Other assets by $121 million, Deposits by $207 million, Other liabilities by $84 million and Shareholders’ equity by $32 million as at July 31, 2004.

Significant Statement of Income Reconciling Items

(1)	Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $16 million for the three months ended July 31, 2004 and by $28 million for the nine months then ended. It would also increase Loans by $43 million, Other assets by $731 million, Deposits by $22 million, Other liabilities by $439 million and Subordinated debentures by $290 million, and would decrease Interest-bearing deposits with banks by $33 million and Shareholders’ equity by $10 million as at July 31, 2004. As described on page 30, we have adopted AcG-17, Equity-Linked Deposit Contracts, under Canadian GAAP, on a prospective basis, which eliminated a difference from U.S. GAAP pertaining to deposit contracts that require us to make variable payments based on the performance of certain equity indices. The variable component embedded in our equity-linked GICs and equity-linked notes is bifurcated from the host contract and recognized at fair value under both Canadian and U.S. GAAP with changes in fair value recognized in net income.

(2)	Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), as revised in December 2003, requires consolidation of VIEs by the Primary Beneficiary. Applying the provisions of FIN 46R would result in consolidation of various VIEs (primarily certain multi-seller conduits) and deconsolidation of certain others. It would increase Interest-bearing deposits with banks by $59 million, Loans by $8,761 million, Other assets by $53 million, Deposits by $378 million and Other liabilities by $8,848 million, and would decrease Securities by $494 million and Non-controlling interest in subsidiaries by $847 million as at July 31, 2004.

(3)	Joint Ventures

Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP. Accounting for joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $65 million as at July 31, 2004.

(4)	Insurance accounting

The application of U.S. GAAP would increase Net income by $12 million for the nine months ended July 31, 2004. It would also increase Other assets by $2,707 million, Other liabilities by $2,590 million and Shareholders’ equity by $117 million as at July 31, 2004.

(5)	Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would increase Net income by $5 million for the nine months ended July 31, 2004. It would increase Securities by $84 million, Shareholders’ equity by $38 million and decrease Other assets by $46 million as at July 31, 2004.

(6)	Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are more than 3–5% of the total ownership interest. Under Canadian GAAP, we use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more. Using a lower threshold in applying the equity method under U.S. GAAP would increase Net income by $3 million for the three months ended July 31, 2004 and decrease it by $10 million for the nine months then ended. It would also increase Other assets by $92 million, and would decrease Securities by $102 million and Shareholders’ equity by $10 million as at July 31, 2004.

(7)	Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would decrease Net income by $3 million for the nine months ended July 31, 2004. It would also increase Shareholders’ equity by $17 million, and would decrease Other assets by $9 million and Other liabilities by $26 million as at July 31, 2004.

(8)	Two-class method of calculating earnings per share (EITF 03-6)

This quarter we adopted EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, under U.S. GAAP. This EITF requires a change in the calculation of earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This EITF is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. This EITF reduced earnings per share for all periods presented by less than one cent except for the nine months ended July 31, 2004 where the reduction was approximately one cent. Basic earnings per share under U.S. GAAP for all prior periods presented and Diluted earnings per share for the nine months ended July 31, 2003 are restated to reflect a reduction of one cent per share.

Third Quarter 2004 Report – Royal Bank of Canada   34

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	July 31	April 30	January 31	October 31	July 31
(C$ millions, except percentage amounts)	2004	2004	2004	2003	2003
Net impaired loans
Residential mortgage	$124	$133	$116	$118	$114
Personal	80	96	94	96	106
Business and government	616	749	814	774	830

Total	$820	$978	$1,024	$988	$1,050

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	0.15%	0.17%	0.15%	0.15%	0.15%
Personal	0.22%	0.28%	0.29%	0.30%	0.34%
Business and government	0.59%	0.72%	0.84%	0.79%	0.78%

Total	0.36%	0.44%	0.48%	0.46%	0.48%

Allowance for credit losses

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2004	2004	2003	2004	2003
Allowance at beginning of period	$1,929	$2,036	$2,335	$2,164	$2,314
Provision for credit losses	125	149	170	249	581
Write-offs
Residential mortgage	(2)	(1)	(3)	(4)	(6)
Personal	(83)	(97)	(91)	(256)	(285)
Credit card	(55)	(52)	(50)	(152)	(144)
Business and government	(91)	(166)	(126)	(329)	(290)

	(231)	(316)	(270)	(741)	(725)
Recoveries
Personal	17	16	18	49	51
Credit card	11	10	10	29	27
Business and government	20	19	12	88	49

	48	45	40	166	127

Net write-offs	(183)	(271)	(230)	(575)	(598)
Acquisition of Provident Financial Group Inc.	–	–	–	6	–
Acquisition of Admiralty Bancorp, Inc.	–	–	–	–	8
Adjustments	(5)	15	(10)	22	(40)

Allowance at end of period	$1,866	$1,929	$2,265	$1,866	$2,265

Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	0.32%	0.50%	0.43%	0.35%	0.37%
Allocation of allowance
Residential mortgage	$29	$27	$36	$29	$36
Personal	445	444	442	445	442
Credit card	192	176	152	192	152
Business and government	976	1,039	1,388	976	1,388

Allocated allowance	1,642	1,686	2,018	1,642	2,018
General unallocated allowance	224	243	247	224	247

Total	$1,866	$1,929	$2,265	$1,866	$2,265

Composition of allowance
Specific, including allowance for loan substitute securities	$602	$660	$849	$602	$849
General allocated	1,040	1,026	1,169	1,040	1,169
General unallocated	224	243	247	224	247

Total allowance for credit losses	$1,866	$1,929	$2,265	$1,866	$2,265

Consisting of:
Allowance for loan losses	$1,693	$1,739	$2,156	$1,693	$2,156
Allowance for off-balance sheet and other items	173	190	109	173	109

Total	$1,866	$1,929	$2,265	$1,866	$2,265

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	0.7%	0.8%	1.0%	0.7%	1.0%
Allowance for loan losses as a % of gross impaired loans (coverage ratio)	119%	106%	114%	119%	114%

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Impaired loans are net of specific allowance.

Third Quarter 2004 Report – Royal Bank of Canada   35

Share information (unaudited)

	July 31	April 30	July 31
(Number of shares in thousands)	2004	2004	2003
First preferred shares (1)
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US$ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	32,000	32,000	32,000

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Series 2013 trust securities issued by RBC Capital Trust II (3)	900	900	900
Stock options
Outstanding	22,828	23,303	25,880
Exercisable	16,847	17,259	16,405
Common shares issued	649,066	653,280	658,612
Treasury shares (4)
U.S. GAAP	5,660	5,183	–
Canadian GAAP	4,709	4,243	–

(1)	Details provided in Royal Bank of Canada’s 2003 Annual Report note 14 on pages 86 and 87 and note 19 on page 93.

(2)	Reported in Non-controlling interest in subsidiaries on the U.S. and Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3)	Reported in Non-controlling interest in subsidiaries on the Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 16, 2003.

(4)	Difference between U.S. and Canadian GAAP pertains to Treasury stock held in stock-based compensation vehicles that are consolidated under FIN 46, Consolidation of Variable Interest Entities.

Third Quarter 2004 Report – Royal Bank of Canada   36

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

Web site:
rbc.com

Transfer Agent and Registrar

Main Agent
Computershare Trust
Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or 1-866-586-7635
Fax: (514) 982-7635

Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2

Web site:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.

Shareholder contact

For information about stock
transfers, address changes,
dividends, lost stock
certificates, tax forms, estate
transfers,
contact: Computershare Trust
Company of Canada
1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888 or 1-866-586-7635

For other shareholder inquiries,
contact: Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our Web site at:
rbc.com/investorrelations.

2004 quarterly earnings release dates

First quarter	Feb. 27
Second quarter	May 27
Third quarter	Aug. 27
Fourth quarter	Nov. 30

Direct deposit service

Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.

Dividend Reinvestment Plan

The Bank’s Dividend Reinvestment Plan provides its registered common shareholders with the means to purchase additional common shares of the Bank through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:

Computershare Investor
Services, Inc.
Attn: Dividend Reinvestment Dept.
100 University Ave.,
9th Floor Toronto,
Ontario M5J 2Y1
Tel: 1-866-586-7635
(Canada and U.S.)
(514) 982-7888
Fax: (416) 263-9394 or
1-888-453-0330
email: service@computershare.com

Dividend dates for 2004
Subject to approval by the Board of Directors.

	Record dates	Payment dates
Common and preferred	Jan. 26	Feb. 24
shares series N, O, P and S	Apr. 22	May 21
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Credit ratings

(as at May 27, 2004)	Short-term debt	Senior long-term debt
Moody’s Investors Service	P–1	Aa2
Standard & Poor’s	A–1+	AA-
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R–1(middle)	AA(low)

Institutional investors, brokers and security analysts

For financial information inquiries,
contact: Senior Vice-President,
Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800

Common share repurchase

The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2005, the bank may repurchase up to 25 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.

2005 Annual Meeting of Common Shareholders

The Annual Meeting of Common Shareholders will be held on Friday, February 25, 2005, in the World Trade and Convention Centre, Port Royal Room, 1800 Argyle Street, Halifax, Nova Scotia, Canada.

Third Quarter 2004 Report – Royal Bank of Canada   37